                                                                     Pursuant to
                                                                  Rule 424(b)(5)
                                                               File # 333-100929

PROSPECTUS

                              ACORN PRODUCTS, INC.

THE RIGHTS OFFERING

                        1,766,730 Shares of Common Stock

                               at $5.00 per share

      We are distributing at no charge to holders of our common stock, nontransferable subscription rights to purchase shares of our common stock at a cash subscription price of $5.00 per share. You will receive 1,000 subscription rights for every 100 shares of common stock that you owned on November 21, 2002. You will not be entitled to receive any subscription rights unless you hold of record shares of our common stock as of the close of business on November 21, 2002. During the term of this rights offering, we will offer for sale up to 1,766,730 shares of our common stock, issuable upon exercise of the subscription rights.

      The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., New York City time, on December 23, 2002, the closing of the rights offering. Subscription rights which are not exercised by the expiration date of the rights offering will expire and will have no value. The subscription rights may not be sold or transferred. The subscription rights will not be listed for trading on any stock exchange.

      There is no minimum number of shares that we must sell in order to complete this offering, and you are not obligated to purchase any shares pursuant to this offering. Stockholders who do not participate in this offering will continue to own the same number of shares, but will own a smaller percentage of our total shares outstanding to the extent that other stockholders participate in the offering.

                                                                                 Per Share         Total(1)
                                                                                 ---------         --------
      Exercise Price.........................................................      $5.00        $8,833,650
      Proceeds to Acorn Products, Inc........................................      $5.00        $8,833,650

----------
(1)   Assumes the full exercise of rights by all holders thereof.

THE SHELF OFFERING BY SELLING STOCKHOLDERS

                         380,354 Shares of Common Stock

      This prospectus may also be used by (and only by) the stockholders listed under the section entitled "Selling Stockholders" in this prospectus for their resale of up to 380,354 shares of our common stock. The 380,354 shares are shares of our common stock currently held by these stockholders and shares which they will receive upon the occurrence of certain events at the close of the rights offering. The common stock offered by this prospectus may be offered by the selling stockholders from time to time in transactions reported on the Nasdaq SmallCap Market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices, or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.

                                      * * *

      Shares of our common stock are traded under the symbol "ACRN." On November 25, 2002, the last reported sales price for our common stock was $3.50 per share. We effected a 1-for-10 reverse stock split on November 21, 2002.

AN INVESTMENT IN OUR COMMON STOCK IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 15 OF THIS PROSPECTUS BEFORE EXERCISING YOUR SUBSCRIPTION RIGHTS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is November 26, 2002.

                                TABLE OF CONTENTS

 Questions and Answers About this Offering.............................................     1
 Summary...............................................................................    12
 Risk Factors..........................................................................    15
 Forward-Looking Information...........................................................    22
 The Rights Offering...................................................................    23
 Certain United States Federal Income Tax Consequences.................................    45
 Selling Stockholders..................................................................    46
 Description of Capital Stock..........................................................    47
 Plan of Distribution..................................................................    53
 Use of Proceeds.......................................................................    55
 Experts...............................................................................    56
 Legal Matters.........................................................................    56
 Where You Can Find More Information...................................................    56

      Unless otherwise specified, the information in this prospectus is set forth as of November 26, 2002 and we anticipate that changes will occur in our affairs after such date. We have not authorized anyone to give any information or to make any representations, other than as contained in this prospectus, regarding the offer contained in this prospectus. If anyone gives you any information or makes any representation regarding this offer, you should not rely on it as information that we have authorized. This prospectus does not constitute an offer to sell our common stock in any state or other jurisdiction where it is unlawful to make such an offer.

                    QUESTIONS AND ANSWERS ABOUT THIS OFFERING

WHO MAY PARTICIPATE IN THIS OFFERING?

      Only holders of record of our common stock as of November 21, 2002 are entitled to participate in this offering. CapitalSource Holdings LLC ("CapitalSource Holdings") and existing stockholders representing funds and accounts managed by TCW Special Credits ("TCW") and Oaktree Capital Management, LLC ("Oaktree"), who hold in the aggregate approximately 463,064 shares out of approximately 639,737 outstanding shares of our common stock, have agreed that they will not exercise their rights.

      ANY ATTEMPT TO PARTICIPATE IN THIS OFFERING BY ANYONE THAT WAS NOT A HOLDER OF RECORD OF OUR COMMON STOCK ON NOVEMBER 21, 2002, WILL BE NULL AND VOID.

HOW MANY RIGHTS DO I HAVE?

      You will receive 1,000 rights for every 100 shares of our common stock that you own of record as of the close of business on November 21, 2002. For example, if you held of record 111 shares of our common stock as of the close of business on November 21, 2002, you have the right to purchase 1.11 x 1,000 = 1,110 shares of our common stock in this offering.

WHAT IS THE SUBSCRIPTION PRIVILEGE FOR THE RIGHTS?

      After giving effect to our reverse stock split, holders of rights may elect to purchase one share of our common stock for each right held by them at a purchase price of $5.00 per whole share. No fractional shares will be issued in this offering.

HOW MUCH MONEY WILL BE RAISED IN THE RIGHTS OFFERING?

      The proceeds of the offering to us will depend on the number of rights that are exercised. Assuming exercise of all rights outstanding, the gross proceeds to us prior to paying expenses of this offering will be approximately $8,833,650.

HOW WILL THE PROCEEDS OF THE OFFERING BE USED?

      The first $1.1 million of net proceeds received from the rights offering will be applied toward payment of accrued interest of $35,000 (calculated assuming the rights offering closes on December 23, 2002) and principal of $600,000 owing to HLHZ Investments, LLC, pursuant to a 12% convertible note; direct expenses of the rights offering up to $150,000; and $315,000 toward interest of $583,333 (calculated assuming the rights offering closes on December 23, 2002) on convertible notes issued to existing stockholders representing funds and accounts managed by TCW and Oaktree. The balance of any net proceeds above the first $1.1 million will be applied to our subsidiary, UnionTools, Inc. ("UnionTools"), which would, pursuant to the terms of our new credit facility, be required to apply such excess proceeds toward repayment of borrowings under its $12.5 million term loan with CapitalSource Finance LLC ("CapitalSource Finance"). Any expenses of the rights offering in excess of $150,000 will be paid for by us out of borrowings made under our revolving credit facility. For more information please see "Use of Proceeds" beginning on page 55.

HOW DO I EXERCISE MY RIGHTS?

      To exercise rights, you must properly complete the attached rights certificate and deliver it to the address included in the rights certificate on or before 5:00 p.m. on the expiration date referenced on the cover of this prospectus. Your rights certificate must be accompanied by proper payment for each share that you wish to purchase. IF YOU DO NOT EXERCISE YOUR RIGHTS ON OR PRIOR TO 5:00 P.M. ON THE EXPIRATION DATE REFERENCED ON THE COVER OF THIS PROSPECTUS, YOUR RIGHTS WILL EXPIRE AND ANY ATTEMPTED EXERCISE OF RIGHTS FOLLOWING SUCH DATE WILL BE NULL AND VOID.

AFTER I EXERCISE MY RIGHTS CAN I REVOKE MY EXERCISE?

      No. Once you send in your rights certificate and payment, you cannot revoke the exercise of your rights. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at a purchase price of $5.00 per share.

IS EXERCISING MY RIGHT RISKY?

      Yes. The exercise of your rights involves substantial risks. You should carefully consider the risks of owning our common stock described in "Risk Factors" beginning on page 15.

WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY RIGHTS?

      You will retain the number of shares of our common stock that you currently own. However, if you do not exercise your rights and our other stockholders do, the percentage of our company that you own may diminish and your voting and other rights may be diluted depending on the extent to which rights are exercised.

WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THE RIGHTS OFFERING, BUT MY SHARES ARE HELD IN THE NAME OF MY BROKER, CUSTODIAN BANK, OR OTHER NOMINEE?

      If you hold shares of our common stock through a broker, custodian bank, or other nominee, we will ask your broker, custodian bank, or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank, or other nominee act for you. To indicate your decisions, you should complete and return to your broker, custodian bank, or other nominee the form entitled "Beneficial Owner Election Form." You should receive this from your broker, custodian bank, or other nominee with the other rights offering materials. You should contact your broker, custodian bank, or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

WHAT IF THE MARKET PRICE OF OUR COMMON STOCK IS LESS THAN THE SUBSCRIPTION PRICE OF $5.00 PER SHARE, WHICH IS THE CASE AT THE DATE OF THIS PROSPECTUS, WHEN I AM DECIDING WHETHER TO EXERCISE MY SUBSCRIPTION RIGHTS?

      Consult your broker. Depending on the market price of our common stock, it may be more cost effective for you to purchase shares of our common stock on the Nasdaq SmallCap Market, if available, rather than exercise your rights, should you desire to purchase additional shares.

WILL I BE CHARGED A SALES COMMISSION OR FEE BY THE COMPANY IF I EXERCISE MY SUBSCRIPTION RIGHTS?

      No. We will not charge a brokerage commission or a fee to rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

CAN I SELL OR GIVE AWAY MY RIGHTS?

      No. Any attempt to transfer your rights will render them null and void.

WHEN WILL I RECEIVE THE SHARES OF COMMON STOCK THAT I EXERCISE RIGHTS TO
ACQUIRE?

      We will deliver shares of common stock purchased in this offering promptly following the expiration of this offering.

WHAT HAPPENS IF OUR STOCKHOLDERS DO NOT EXERCISE ALL OF THE RIGHTS?

      During the 30-day period following the completion of the rights offering, TCW and Oaktree will have the right, at their election, to purchase from us newly-issued shares at a price of $5.00 per share up to a number of shares that is equal to the number of rights that remain unexercised at the time of the expiration of the rights offering. As of the date of this prospectus, representatives of TCW have informed us that they have no intention of exercising any portion of this purchase right, while representatives of Oaktree have made no determination as to whether they intend to exercise all or any portion of this right.

HOW MANY SHARES WILL BE OUTSTANDING BOTH PRIOR TO AND AFTER THE RIGHTS OFFERING, INCLUDING THOSE SHARES HELD BY TCW, OAKTREE, AND CAPITALSOURCE HOLDINGS?

      The following tables set forth information regarding the ownership of our common stock by the following persons or groups of persons both prior to and following the rights offering:

-     TCW;

-     Oaktree;

-     CapitalSource Holdings;

-     our officers and directors as a group; and

-     all of our other stockholders as a group.

      Each table provides the percentage of common stock owned by each of the groups. The percentage of common stock owned is calculated on a fully diluted basis and assumes that all convertible securities have been fully converted into common stock and all options have been fully exercised.

      All data presented in Tables I through VI are on a post-reverse split basis.

      Table I summarizes ownership information as of November 21, 2002, which is a time immediately preceding the commencement of the rights offering. In addition to providing information regarding our common stock, Table I provides ownership information for other classes of our securities that are either convertible or exercisable into shares of our common stock, along with the number of shares issuable upon conversion or exercise into common stock.

      Tables II, III, IV, V, and VI present ownership information of our common stock as of the closing of the rights offering based on five different assumptions. The ownership calculations assume that the rights offering will close on December 23, 2002.

      The number of shares of our common stock that will be outstanding after the rights offering will depend on the number of rights that are properly exercised. Tables II, III, IV, V, and VI account for the conversion of existing notes and preferred stock held by funds and accounts managed by TCW and Oaktree into 3,857,982 newly-issued shares of common stock, and the issuance of 221,444 additional shares of common stock to CapitalSource Holdings pursuant to an existing agreement. In addition, Tables V and VI account for the issuance of 127,000 shares to HLHZ Investments, Inc., pursuant to a 12% convertible note.

      Moreover, we will issue 233,000 shares of our common stock (the "Restricted Stock Shares") to certain key employees and non-employee directors in exchange for the cancellation of all options held by such key employees and non-employee directors. The Restricted Stock Shares vest one-third on the date of grant, one-third on June 30, 2003, and one-third on June 30, 2004. Vesting of the Restricted Stock Shares may accelerate upon a change of control or sale of our Company, termination without cause, or upon death or permanent disability. Additionally, the foregoing excludes 100,000 shares of our common stock that may become issuable under options held by our non-employee directors at an exercise price of $5.00 per common share, of which half vest on June 30, 2003, with the remainder of such options to vest on June 30, 2004. For purposes of calculating ownership, Tables II, III, IV, V, and VI will assume that all options have been exercised and all Restricted Stock Shares have vested.

      Table II assumes that all of our stockholders (other than TCW, Oaktree, and CapitalSource Holdings) exercise all of their rights under the rights offering.

      Table III assumes that our stockholders (other than TCW, Oaktree, and CapitalSource Holdings) exercise 50% of their aggregate rights under the rights offering, and Oaktree exercises its right to purchase from us 883,365 newly-issued shares at a price of $5.00 per share (TCW and Oaktree were granted the right to purchase a number of newly-issued shares at a price of $5.00 per share equal to the number of rights that remain unexercised at the time of the expiration of the rights offering, although, as of the date hereof, TCW has advised us that it has no intention of exercising any portion of this purchase right.).

      Table IV assumes that our stockholders (other than TCW, Oaktree, and CapitalSource Holdings) exercise 50% of their aggregate rights under the rights offering, and Oaktree does not exercise its right to purchase from us 883,365 newly-issued shares at a price of $5.00 per share (TCW and Oaktree were granted the right to purchase a number of newly-issued shares at a price of $5.00 per share equal to the number of rights that remain unexercised at the time of the expiration of the rights offering, although, as of the date hereof, TCW has advised us that it has no intention of exercising any portion of this purchase right.).

      Table V assumes that none of our stockholders (other than TCW, Oaktree, and CapitalSource Holdings) exercise any rights under the rights offering, and Oaktree exercises its right to purchase from us 1,766,730 newly-issued shares at a price of $5.00 per share (TCW and Oaktree were granted the right to purchase a number of newly-issued shares at a price of $5.00 per share equal to the number of rights that remain unexercised at the time of the expiration of the rights offering, although, as of the date hereof, TCW has advised us that it has no intention of exercising any portion of this purchase right.).

      Table VI assumes that none of our stockholders (other than TCW, Oaktree, and CapitalSource Holdings) exercise any rights under the rights offering, and Oaktree does not exercise its right to purchase from us 1,766,730 newly-issued shares at a price of $5.00 per share (TCW and Oaktree were granted the right to purchase a number of newly-issued shares at a price of $5.00 per share equal to the number of rights that remain unexercised at the time of the expiration of the rights offering, although, as of the date hereof, TCW has advised us that it has no intention of exercising any portion of this purchase right.).

                                     TABLE I
     SECURITIES OWNED PRIOR TO THE RIGHTS OFFERING (AS OF NOVEMBER 21, 2002)

                                                                                  COMMON
                                                                           SHARES ISSUABLE UPON      PERCENTAGE OF
                                                                                CONVERSION           COMMON STOCK
   NAME OF SECURITY HOLDER           CLASS                NUMBER             (IF APPLICABLE)             OWNED
   -----------------------           -----                ------             ---------------         -------------
TCW......................       Common Stock             316,204                    --                   49.4%

                                Series A
                                Preferred Stock          559.4153              1,118,830(1)               --

                                12% Convertible
                                Notes                   $4,620,851              924,170(2)                --


Oaktree..................       Common Stock             114,950                    --                   18.0%

                                Series A
                                Preferred Stock          263.2543               526,508(1)                --

                                12% Convertible
                                Notes                   $5,379,149             1,075,829(2)               --


CapitalSource
Holdings.................       Common Stock              31,910                    --                   5.0%

                                Anti-Dilution               --                  221,444(3)                --
                                Right


Officers and Directors
as a Group...............       Common Stock              11,560                    --                   1.8%

                                Options                     --                100,000(4)(5)               --

                                Restricted Stock            --                233,000(5)(6)               --


All Other
Stockholders(7)..........       Common Stock             165,113                    --                   25.8%

                                12% Convertible
                                Note                     $600,000               120,000(2)                --


----------
(1) Does not include accrued dividends of approximately $326,325 to TCW and $153,565 to Oaktree, assuming the rights offering closes on December 23, 2002.

(2) Does not include accrued interest of approximately $269,549 to TCW, $313,783 to Oaktree and $35,000 to HLHZ Investments, Inc., assuming the rights offering closes on December 23, 2002.

(3) Shares will be issued upon the close of the rights offering. Assumes rights offering closes on December 23, 2002.

(4)   Options will be issued upon the close of the rights offering.

(5) Messrs. Cebula and Lind expressly disclaim beneficial ownership of their options and restricted stock. All value that accrues from the options and restricted stock is for the benefit of Oaktree; however, for purposes of this table, such options are accounted for under "Officers and Directors as a Group."

(6)   Restricted stock will be issued upon the close of the rights offering.

(7) All Other Stockholders includes all stockholders except TCW, Oaktree, CapitalSource Holdings, and Officers and Directors as a Group.

                                    TABLE II
   SECURITIES OWNED AFTER THE RIGHTS OFFERING - FULL EXERCISE OF RIGHTS BY ALL
          OTHER STOCKHOLDERS(1) AND OFFICERS AND DIRECTORS AS A GROUP

                                                                         NUMBER OF               PERCENTAGE OF
                                      DESCRIPTION OF HOW                 SHARES OF               COMMON STOCK
   NAME OF SECURITY HOLDER           COMMON STOCK OBTAINED            COMMON STOCK(2)                OWNED
   -----------------------           ---------------------            ---------------            -------------
TCW......................       Common Stock Held Prior to
                                Rights Offering                           316,204

                                From Conversion of Series A
                                Preferred Stock                          1,184,095

                                From Conversion of 12%
                                Convertible Notes                         948,967
                                                                      ---------------            -------------
                                Total                                    2,449,266                   36.2%

Oaktree..................       Common Stock Held Prior to
                                Rights Offering                           114,950

                                From Conversion of Series A
                                Preferred Stock                           557,221

                                From Conversion of 12%
                                Convertible Notes                        1,104,698
                                                                      ---------------            -------------
                                Total                                    1,776,869                   26.3%

CapitalSource
Holdings.................       Common Stock Held Prior to
                                Rights Offering                            31,910

                                Anti-Dilution Right                       221,444
                                                                      ---------------            -------------
                                Total                                     253,354                    3.8 %

Officers and Directors
as a Group...............       Common Stock Held Prior to
                                Rights Offering                            11,560

                                Common Stock Obtained from the
                                Exercise of Rights                        115,600

                                Options(3)(4)                             100,000

                                Restricted Stock(3)(4)                    233,000
                                                                      ---------------            -------------
                                Total                                     460,160                    6.8%

All Other
Stockholders(1)..........       Common Stock Held Prior to
                                Rights Offering                           165,113

                                Common Stock Obtained from the
                                Exercise of Rights                       1,651,130
                                                                      ---------------            -------------
                                Total                                    1,816,243                   26.9%

----------
(1) All Other Stockholders includes all stockholders except TCW, Oaktree, CapitalSource Holdings, and Officers and Directors as a Group.

(2)   Includes accrued dividends and accrued interest through December 23, 2002.

(3) Messrs. Cebula and Lind expressly disclaim beneficial ownership of their options and restricted stock. All value that accrues from the options and restricted stock is for the benefit of Oaktree; however, for purposes of this table, such options are accounted for under "Officers and Directors as a Group."

(4) Assumes all options are exercised and all shares of restricted stock are vested.

                                    TABLE III
   SECURITIES OWNED AFTER THE RIGHTS OFFERING - 50% EXERCISE OF RIGHTS BY ALL
                OTHER STOCKHOLDERS(1) AND OFFICERS AND DIRECTORS
              AS A GROUP, AND OAKTREE EXERCISES ITS PURCHASE RIGHTS

                                                                         NUMBER OF               PERCENTAGE OF
                                      DESCRIPTION OF HOW                 SHARES OF               COMMON STOCK
   NAME OF SECURITY HOLDER           COMMON STOCK OBTAINED            COMMON STOCK(2)                OWNED
   -----------------------           ---------------------            ---------------            -------------
TCW......................       Common Stock Held Prior to                316,204
                                Rights Offering

                                From Conversion of Series A
                                Preferred Stock                          1,184,095

                                From Conversion of 12%
                                Convertible Notes                         948,967
                                                                      ---------------            -------------
                                Total                                    2,449,266                   36.2%

Oaktree..................       Common Stock Held Prior to
                                Rights Offering                           114,950

                                From Conversion of Series A
                                Preferred Stock                           557,221

                                From Conversion of 12%
                                Convertible Notes                        1,104,698

                                From Exercise of Purchase Rights          883,365
                                                                      ---------------            -------------
                                Total                                    2,660,234                   39.4%
CapitalSource
Holdings.................       Common Stock Held Prior to
                                Rights Offering                            31,910

                                Anti-Dilution Right                       221,444
                                                                      ---------------            -------------
                                Total                                     253,354                    3.8%

Officers and Directors
as a group...............       Common Stock Held Prior to
                                Rights Offering                            11,560

                                Common Stock Obtained from the
                                Exercise of Rights                         57,800

                                Options(3)(4)                             100,000

                                Restricted Stock(3)(4)                    233,000
                                                                      ---------------            -------------
                                Total                                     402,360                    6.0%
All Other
Stockholders(1)..........       Common Stock Held Prior to
                                Rights Offering                           165,113

                                Common Stock Obtained from the
                                Exercise of Rights                        825,565
                                                                      ---------------            -------------
                                Total                                     990,678                    14.6%

----------
(1) All Other Stockholders includes all stockholders except TCW, Oaktree, CapitalSource Holdings, and Officers and Directors as a Group.

(2)   Includes accrued dividends and accrued interest through December 23, 2002.

(3) Messrs. Cebula and Lind expressly disclaim beneficial ownership of their options and restricted stock. All value that accrues from the options and restricted stock is for the benefit of Oaktree; however, for purposes of this table, such options are accounted for under "Officers and Directors as a Group."

(4) Assumes all options are exercised and all shares of restricted stock are vested.

                                    TABLE IV
   SECURITIES OWNED AFTER THE RIGHTS OFFERING - 50% EXERCISE OF RIGHTS BY ALL
                OTHER STOCKHOLDERS(1) AND OFFICERS AND DIRECTORS
         AS A GROUP, AND OAKTREE DOES NOT EXERCISES ITS PURCHASE RIGHTS

                                                                         NUMBER OF               PERCENTAGE OF
                                      DESCRIPTION OF HOW                 SHARES OF               COMMON STOCK
   NAME OF SECURITY HOLDER           COMMON STOCK OBTAINED            COMMON STOCK(2)                OWNED
   -----------------------           ---------------------            ---------------            -------------

TCW......................       Common Stock Held Prior to
                                Rights Offering                           316,204

                                From Conversion of Series A
                                Preferred Stock                          1,184,095

                                From Conversion of 12%
                                Convertible Notes                         948,967
                                                                      ---------------            -------------
                                Total                                    2,449,266                   41.7%

Oaktree..................       Common Stock Held Prior to
                                Rights Offering                           114,950

                                From Conversion of Series A
                                Preferred Stock                           557,221

                                From Conversion of 12%
                                Convertible Notes                        1,104,698
                                                                      ---------------            -------------
                                Total                                    1,776,869                   30.3%

CapitalSource
Holdings.................       Common Stock Held Prior to
                                Rights Offering                            31,910

                                Anti-Dilution Right                       221,444
                                                                      ---------------            -------------
                                Total                                     253,354                    4.3%

Officers and Directors
as a group...............       Common Stock Held Prior to
                                Rights Offering                            11,560

                                Common Stock Obtained from the
                                Exercise of Rights                         57,800

                                Options(3)(4)                             100,000

                                Restricted Stock(3)(4)                    233,000
                                                                      ---------------            -------------
                                Total                                     402,360                    6.8%

All Other
Stockholders(1)..........       Common Stock Held Prior to
                                Rights Offering                           165,113

                                Common Stock Obtained from the
                                Exercise of Rights                        825,565
                                                                      ---------------            -------------
                                Total                                     990,678                    16.9%

----------
(1) All Other Stockholders includes all stockholders except TCW, Oaktree, CapitalSource Holdings, and Officers and Directors as a Group.

(2)   Includes accrued dividends and accrued interest through December 23, 2002.

(3) Messrs. Cebula and Lind expressly disclaim beneficial ownership of their options and restricted stock. All value that accrues from the options and restricted stock is for the benefit of Oaktree; however, for purposes of this table, such options are accounted for under "Officers and Directors as a Group."

(4) Assumes all options are exercised and all shares of restricted stock are vested.

                                     TABLE V
 SECURITIES OWNED AFTER THE RIGHTS OFFERING - 0% EXERCISE OF RIGHTS BY ALL OTHER
                   STOCKHOLDERS(1) AND OFFICERS AND DIRECTORS
              AS A GROUP, AND OAKTREE EXERCISES ITS PURCHASE RIGHTS

                                                                         NUMBER OF               PERCENTAGE OF
                                      DESCRIPTION OF HOW                 SHARES OF               COMMON STOCK
   NAME OF SECURITY HOLDER           COMMON STOCK OBTAINED            COMMON STOCK(2)                OWNED
   -----------------------           ---------------------            ---------------            -------------
TCW......................       Common Stock Held Prior to
                                Rights Offering                           316,204

                                From Conversion of Series A
                                Preferred Stock                          1,184,095

                                From Conversion of 12%
                                Convertible Notes                         978,080
                                                                      ---------------            -------------
                                Total                                    2,478,379                   35.7%

Oaktree..................       Common Stock Held Prior to
                                Rights Offering                           114,950

                                From Conversion of Series A
                                Preferred Stock                           557,221

                                From Conversion of 12%
                                Convertible Notes                        1,138,586

                                From Exercise of Purchase Rights         1,766,730
                                                                      ---------------            -------------
                                Total                                    3,577,487                   51.5%

CapitalSource
Holdings.................       Common Stock Held Prior to
                                Rights Offering                            31,910

                                Anti-Dilution Right                       221,444
                                                                      ---------------            -------------
                                Total                                     253,354                    3.6%

Officers and Directors
as a group...............       Common Stock Held Prior to
                                Rights Offering                            11,560

                                Options(3)(4)                             100,000

                                Restricted Stock(3)(4)                    233,000
                                                                      ---------------            -------------
                                Total                                     344,560                    5.0%

All Other
Stockholders(1)..........       Common Stock Held Prior to
                                Rights Offering                           165,113

                                Conversion of HLHZ Investments
                                12% Note                                  127,000
                                                                      ---------------            -------------
                                Total                                     292,113                    4.2%

----------
(1) All Other Stockholders includes all stockholders except TCW, Oaktree, CapitalSource Holdings, and Officers and Directors as a Group.

(2)   Includes accrued dividends and accrued interest through December 23, 2002.

(3) Messrs. Cebula and Lind expressly disclaim beneficial ownership of their options and restricted stock. All value that accrues from the options and restricted stock is for the benefit of Oaktree; however, for purposes of this table, such options are accounted for under "Officers and Directors as a Group."

(4) Assumes all options are exercised and all shares of restricted stock are vested.

                                    TABLE VI
 SECURITIES OWNED AFTER THE RIGHTS OFFERING - 0% EXERCISE OF RIGHTS BY ALL OTHER
                   STOCKHOLDERS(1) AND OFFICERS AND DIRECTORS
         AS A GROUP, AND OAKTREE DOES NOT EXERCISES ITS PURCHASE RIGHTS

                                                                         NUMBER OF               PERCENTAGE OF
                                      DESCRIPTION OF HOW                 SHARES OF               COMMON STOCK
   NAME OF SECURITY HOLDER           COMMON STOCK OBTAINED            COMMON STOCK(2)                OWNED
   -----------------------           ---------------------            ---------------            -------------
TCW......................       Common Stock Held Prior to
                                Rights Offering                           316,204

                                From Conversion of Series A
                                Preferred Stock                          1,184,095

                                From Conversion of 12%
                                Convertible Notes                         978,080
                                                                      ---------------            -------------
                                Total                                    2,478,379                   47.9%

Oaktree..................       Common Stock Held Prior to
                                Rights Offering                           114,950

                                From Conversion of Series A
                                Preferred Stock                           557,221

                                From Conversion of 12%
                                Convertible Notes                        1,138,586
                                                                      ---------------            -------------
                                Total                                    1,810,757                   35.0%

CapitalSource
Holdings.................       Common Stock Held Prior to
                                Rights Offering                            31,910

                                Anti-Dilution Right                       221,444
                                                                      ---------------            -------------
                                Total                                     253,354                    4.9%

Officers and Directors
as a group...............       Common Stock Held Prior to
                                Rights Offering                            11,560

                                Options(3)(4)                             100,000

                                Restricted Stock(3)(4)                    233,000
                                                                      ---------------            -------------
                                Total                                     344,560                    6.6%

All Other
Stockholders(1)..........       Common Stock Held Prior to
                                Rights Offering                           165,113

                                Conversion of HLHZ Investments
                                12% Note                                  127,000
                                                                      ---------------            -------------
                                Total                                     292,113                    5.6%

----------
(1) All Other Stockholders includes all stockholders except TCW, Oaktree, CapitalSource Holdings, and Officers and Directors as a Group.

(2)   Includes accrued dividends and accrued interest through December 23, 2002.

(3) Messrs. Cebula and Lind expressly disclaim beneficial ownership of their options and restricted stock. All value that accrues from the options and restricted stock is for the benefit of Oaktree; however, for purposes of this table, such options are accounted for under "Officers and Directors as a Group."

(4) Assumes all options are exercised and all shares of restricted stock are vested.

DOES THE BOARD OF DIRECTORS RECOMMEND THAT I EXERCISE MY RIGHTS?

      OUR BOARD OF DIRECTORS HAS NOT MADE ANY RECOMMENDATION TO YOU AS TO WHETHER OR NOT YOU SHOULD EXERCISE YOUR RIGHTS.

CAN THE COMPANY CANCEL THIS OFFERING?

      We may not cancel the rights offering unless required by applicable law or regulation of any entity with authority over our company.

WHAT IF I HAVE MORE QUESTIONS?

      If you have additional questions about this offering, please contact American Stock Transfer & Trust Company, our rights agent, at (718) 921-8200. Banks and brokers should call D.F. King & Co., Inc. at (800) 431-9633.

                                     SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This prospectus includes or incorporates by reference information about our business and financial and operating data. Before making an investment decision, we encourage you to read the entire prospectus carefully, including the risks discussed under the "Risk Factors" section, beginning on page 15. We also encourage you to review our financial statements and the other information we provide in the reports and other documents that we file with the SEC, as described under "Where You Can Find More Information."

      In this prospectus, unless the context otherwise requires a different meaning, all references to "Acorn," "we," "our," "us," or "our company" refer to Acorn Products, Inc. and its subsidiaries.

                                   OUR COMPANY

      Our primary business is associated with our UnionTools, Inc. subsidiary. UnionTools was founded in 1890, and is a leading designer, manufacturer, and marketer of branded non-powered lawn and garden products. Our primary business is the manufacturing, marketing, and distribution of garden tools through mass market and other distribution channels in the United States. We also sell our products to professional and commercial end-users through distributors and industrial supply outlets. Our principal products include long handled tools (such as shovels, forks, rakes, and hoes), snow tools, posthole diggers, wheeled goods (such as wheelbarrows and hand carts), striking tools, cutting tools, hand tools, and repair handles. In order to focus on our core tool business, in fiscal 2000, we sold assets related to the manufacturing and sale of watering products. Our products bear well known brand names, including Landscape Gardener(R), Perfect Cut(R), Razor-Back(R), SNOFORCE(R), Union(R), Union Pro(R), UnionTools(R), Yard 'n Garden(R), and, pursuant to a license agreement, Scotts(R). In addition, we manufacture and supply private label products for a variety of customers, including products sold to Sears under the Craftsman(R) brand name and Ace Hardware under the Ace(R) brand name.

                               RECENT DEVELOPMENTS

      On October 11, 2002, we received a Nasdaq Staff Determination indicating that we fail to comply with the minimum market value of publicly held shares requirement of $1,000,000 for continued listing, and that our common stock, therefore, is subject to delisting from the Nasdaq SmallCap Market. We have requested a hearing before a Nasdaq Listing Qualifications Panel to appeal the Staff Determination. We believe that upon completion of our rights offering, we will regain compliance with all Nasdaq listing requirements; however, there can be no assurance that the Panel will grant our request for continued listing.

      On November 20, 2002, our stockholders approved an amendment to our amended and restated certificate of incorporation, creating transfer restrictions that are designed to restrict, until November 20, 2012, direct and indirect transfers of our capital stock that could result in the imposition of future limitations on our ability to use, for federal income tax purposes, Net Operating Loss Carryforwards ("NOLs") under Section 382 of the Internal Revenue Code and other tax attributes that are and will be available to us. For more information on the transfer restrictions contained in our certificate of incorporation, see the discussion under the heading "Description of Capital Stock--Transfer Restrictions," beginning on page 49 of this prospectus.

      On November 21, 2002, we effected a 1-for-10 reverse stock split on our common stock. Unless otherwise noted, all references to shares and per share amounts herein, including historical information, have been adjusted to give effect to the reverse stock split.

      The reverse stock split does not change our historical financial performance. Since the number of outstanding shares of our common stock decreased due to the reverse stock split, our adjusted income (loss) from continuing operations per common share (basic and diluted) and the weighted average number of common shares outstanding for the periods shown below are as follows:

                                                                                                                   Nine months
                                      Fiscal Year Ended (except calendar year ended 12/31/1999)                       ended
                                      ---------------------------------------------------------                       -----
                          08/01/1997     07/31/1998     07/30/1999    12/31/1999     12/31/2000     12/31/2001       9/29/02
                          ----------     ----------     ----------    ----------     ----------     ----------       -------
                                                                      (Unaudited)                                  (Unaudited)
                                                                      -----------                                  -----------
Income (loss) from
   continuing
   operations per
   common share
   (basic and diluted)      ($4.83)         $1.98        ($16.38)       ($34.55)       ($23.06)       ($25.86)        ($3.65)


Weighted average
   number of common
   shares outstanding      198,576        646,411        631,353        614,662        605,736        606,222        618,850

                                  RISK FACTORS

      The rights offering, like any investment in the shares of our common stock involves a high degree of risk, including risks relating to our business, risks relating to the rights offering, and risks relating to our common stock. A more detailed discussion of these risks is set forth under "Risk Factors," beginning on page 15 of this prospectus.

                               THE RIGHTS OFFERING


Common stock offered by us .......      Up to 1,766,730 shares upon exercise of
                                        the common stock purchase rights
                                        described below.


Common stock to be outstanding
after this offering ..............      6,655,892 shares.1

Record date ......................      November 21, 2002.

Exercise Price ...................      $5.00 per whole share of common stock.

Subscription right ...............      We will distribute 1,000 rights for
                                        every 100 shares of our common stock
                                        that you own of record as of the close
                                        of business on November 21, 2002. For
                                        example, if you held 111 shares of our
                                        common stock of record as of the close
                                        of business on November 21, 2002, you
                                        have the right to purchase 1.11 x 1,000
                                        = 1,110 shares of our common stock in
                                        this offering. You are not obligated to
                                        exercise any rights, and you may
                                        exercise less than all your rights.
                                        However, you may not exercise your
                                        rights for fractional shares of common
                                        stock. After giving effect to our
                                        reverse stock split, holders of rights
                                        may elect to purchase one share of our
                                        common stock for each right held by them at a purchase price of $5.00 per whole share.

Purchase right of TCW and
Oaktree ..........................      During the 30-day period following
                                        completion of the offering, TCW and
                                        Oaktree (or any of their affiliates or
                                        designees) will be granted the right, at their election, to purchase from us newly-issued shares at a price of $5.00 per share up to a number of shares that is equal to the number of rights that

----------
      1 Assumes full exercise of all rights, and includes (i) conversion of the 12% convertible notes, the Series A preferred stock, and the HLHZ Investments, LLC 12% note, as of December 23, 2002; (ii) issuance of anti-dilution rights to CapitalSource Holdings, as of December 23, 2002; and (iii) issuance of 233,000 shares of restricted stock to officers and directors.

                                        remain unexercised at the expiration of
                                        the offering. As of the date of this
                                        prospectus, representatives of TCW have
                                        informed us that they have no intention
                                        of exercising any portion of this
                                        purchase right, while representatives of
                                        Oaktree have made no determination as to whether they intend to exercise all or any portion of this right.

No transferability ...............      The rights are not transferable and may
                                        only be exercised by the person to whom
                                        they were granted.

No revocation ....................      Once exercised, you may not revoke or
                                        change your exercise or request a refund of monies paid.

Use of proceeds ..................      The first $1.1 million of net proceeds
                                        received from the rights offering will
                                        be applied toward payment of accrued
                                        interest of $35,000 (calculated assuming the rights offering closes on December
                                        23, 2002) and principal of $600,000
                                        owing to HLHZ Investments, LLC, pursuant to a 12% convertible note; direct expenses of the rights offering up to $150,000; and $315,000 toward interest of $583,333 (calculated assuming the rights offering closes on December 23,
                                        2002) on convertible notes issued to
                                        existing stockholders representing funds and accounts managed by TCW and Oaktree.
                                        The balance of any net proceeds above
                                        the first $1.1 million will be applied
                                        to our subsidiary, UnionTools, which
                                        would, pursuant to the terms of our new
                                        credit facility, be required to apply
                                        such excess proceeds toward repayment of borrowings under its $12.5 million term loan with CapitalSource Finance. Any expenses of the rights offering in excess of $150,000 will be paid for by us out of borrowings made under our revolving credit facility.

No board recommendation ..........      Our board of directors does not make any
                                        recommendation to stockholders regarding the exercise of rights.

Cancellation .....................      We may not cancel the rights offering
                                        unless required by applicable law or
                                        regulation of any entity with authority
                                        over our company.

Procedure for exercise ...........      To exercise your rights, you must
                                        complete the rights certificate and
                                        deliver it to the rights agent, American
                                        Stock Transfer & Trust Company, with
                                        full payment of the subscription price
                                        to the rights agent on or prior to the
                                        expiration date. If you cannot deliver
                                        your rights certificate to the rights
                                        agent on time, you may follow the
                                        guaranteed delivery procedures outlined
                                        under "Special Procedure Under "Notice
                                        of Guaranteed Delivery' Form," beginning on page 43 of this prospectus.

How rights holders can exercise
rights through others ............      If you hold shares of our common stock
                                        through a broker, custodian bank, or
                                        other nominee, we will ask your broker,
                                        custodian bank, or other nominee to
                                        notify you of the rights offering. If
                                        you wish to exercise your rights, you
                                        will need to have your broker, custodian bank, or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank, or other nominee the form entitled "Beneficial Owner Election
                                        Form." You should receive this form from your broker, custodian bank, or other nominee with the other rights offering materials. You should contact your broker, custodian bank, or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Certain United States federal
income tax consequences ..........      A holder of common stock should not
                                        recognize income or loss for federal
                                        income tax purposes in connection with
                                        the receipt or exercise of subscription
                                        rights in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion see, "Certain United States
                                        Federal Income Tax Consequences,"
                                        beginning on page 45 of this prospectus.

Issuance of stock certificates ...      We will issue certificates representing
                                        shares purchased in the rights offering
                                        as soon as practicable after the
                                        expiration of the rights offering.

Nasdaq SmallCap Market trading
symbol ...........................      "ACRN."

Rights agent .....................      American Stock Transfer & Trust Company.

                                  RISK FACTORS

      This offering and an investment in the shares of our common stock involve a high degree of risk. You should carefully consider the following factors and other information presented or incorporated by reference in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our operations and business. If we do not successfully address any one or more of the risks described below, there could be a material adverse effect on our financial condition, operating results, and business. We cannot assure you that we will successfully address these or other risks.

RISKS RELATED TO OUR BUSINESS

OUR BUSINESS AND PROFITABILITY MAY BE ADVERSELY AFFECTED BY THE WEATHER.

      Weather is the most significant factor in determining market demand for our products and is inherently unpredictable. Inclement weather during the spring gardening season and lack of snow during the winter may have a material adverse effect on our business, financial condition, and results of operations.

OUR BUSINESS IS HIGHLY SEASONAL AND SEASONAL FLUCTUATIONS MAY HAVE AN ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS.

      The lawn and garden industry is seasonal in nature, with a high proportion of sales and operating income generated in January through May. Accordingly, our sales tend to be greater during those months. As a result, our operating results depend significantly on the spring selling season. To support this sales peak, we must anticipate demand and build inventories of finished goods throughout the fall and winter. Accordingly, our levels of raw materials and finished goods inventories tend to be at their highest, relative to sales, during the fourth quarter of the fiscal year. These factors increase variations in our quarterly results of operations and potentially expose us to greater adverse effects of changes in economic and industry trends. Moreover, actual demand for our products may vary substantially from the anticipated demand, leaving us with either excess inventory or insufficient inventory to satisfy customer orders.

WE RELY ON A SMALL NUMBER OF CUSTOMERS FOR A MAJORITY OF OUR SALES.

      Our ten largest customers in the aggregate accounted for approximately 57% of gross sales in fiscal 2001. A substantial reduction or cessation of sales to these or other major customers could have a material adverse effect on our business, financial condition, and results of operations.

A CONSOLIDATION OF DISTRIBUTION CHANNELS IN OUR INDUSTRY MAY HAVE AN ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS.

      Certain retail distribution channels in the lawn and garden industry, such as mass merchants and home centers, are experiencing consolidation. There can be no assurance that such consolidation will not have an adverse impact on certain customers or result in a substantial reduction or cessation of purchases of our products by certain customers. In addition, we are facing increasing pressure from retailers with respect to pricing, cooperative advertising, and other rebates as the market power of large retailers continues to grow. There can be no assurance that such pressures will not have an adverse impact on our business, financial condition, and results of operations.

A REDUCTION IN THE GROWTH OF RETAILERS IN OUR INDUSTRY MAY HAVE AN ADVERSE IMPACT ON OUR SALES.

      A key element of our growth strategy is to increase sales in certain distribution channels that we believe are growing more rapidly than the overall industry, such as home centers and mass merchants through retailers such as Sears and Home Depot. There can be no assurance that retailers in such distribution channels will continue to open a significant number of new stores or, if opened, that we will be chosen to supply our products to all or a significant portion of such stores. In addition, there can be no assurance that such stores will generate significant additional sales for us or that such stores will not result in a reduction of sales to our other customers, whether through consolidation or otherwise.

IF WE LOSE ONE OR MORE OF OUR KEY EXECUTIVE OFFICERS, OUR ABILITY TO MANAGE OUR BUSINESS COULD BE ADVERSELY IMPACTED AND OUR BUSINESS AND FINANCIAL CONDITION MAY BE HARMED.

      Our future growth and development is largely dependent upon the services of A. Corydon Meyer, our President and Chief Executive Officer, as well as our other executive officers. The loss of Mr. Meyer's services, or the services of one or more of our other executive officers, could have a material adverse effect on us.

IF WE ARE UNABLE TO OBTAIN RAW MATERIALS AT OUR CURRENT PRICES, THEN OUR RESULTS OF OPERATION AND ABILITY TO MANUFACTURE GOODS MAY BE IMPACTED.

      Our products require the supply of raw materials consisting primarily of steel, plastics, and ash wood. Although we have several suppliers for most of our raw materials, there can be no assurance that we will not experience shortages of raw materials or components essential to our production processes or be forced to seek alternative sources of supply. In addition, there can be no assurance that prices for such materials will remain stable. Any shortages of raw materials may result in production delays and increased costs which could have a material adverse effect on our business, financial condition, and results of operations.

WE FACE INTENSE COMPETITION IN THE LAWN AND GARDEN INDUSTRY THAT MAY AFFECT OUR ABILITY TO MAKE SALES.

      All aspects of the lawn and garden industry, including attracting and retaining customers and pricing, are highly competitive. We compete for customers with large consumer product manufacturers and numerous other companies that produce specialty home and garden products, as well as with foreign manufacturers that export their products to the United States. Many of these competitors are larger and have significantly greater financial resources than us. There can be no assurance that increased competition in the lawn and garden industry, whether from existing competitors, new domestic manufacturers, or additional foreign manufacturers entering the United States market, will not have a material adverse effect on our business, financial condition, and results of operations.

IF WE HAVE A LABOR DISPUTE WITH OUR EMPLOYEES IN THE FUTURE, IT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATION.

      Most of our hourly associates are covered by collective bargaining or similar labor agreements. We currently are a party to three such agreements: two expire in 2003 and one expires in 2004. There can be no assurance that we will be successful in negotiating new labor contracts on terms satisfactory to us or without work stoppages or strikes. A prolonged work stoppage or strike at any of our facilities could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY INCUR SUBSTANTIAL COSTS IN COMPLYING WITH ENVIRONMENTAL REGULATIONS THAT WILL IMPACT OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATION.

      We are subject to various federal, state, and local environmental laws, ordinances, and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment, and disposal of hazardous substances and wastes. We have made, and will continue to make, expenditures to comply with these environmental requirements and regularly review our procedures and policies for compliance with environmental laws. We also have been involved in remediation actions with respect to certain facilities. Amounts expended by us in such compliance and remediation activities have not been material to us. Current conditions and future events, such as changes in existing laws and regulations, may, however, give rise to additional compliance or remediation costs that could have a material adverse effect on our business, financial condition, or results of operations. Furthermore, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of our properties, we may be held liable and the amount of such liability could be material.

A DECREASE IN NEW HOUSING STARTS COULD ADVERSELY IMPACT DEMAND FOR OUR PRODUCTS.

      New housing starts often represent an addition to the overall number of consumers in the lawn and garden tool market and, accordingly, an increase in demand. Similarly, government spending on highways, bridges, and other construction projects often represents an increase in demand for long handled tools. A decline in housing starts or government spending on construction projects could result in a decrease in demand for our products and, accordingly, could have a material adverse effect on our business, financial condition, and results of operations.

ADVERSE ECONOMIC CHANGES IN THE UNITED STATES COULD RESULT IN DECREASED DEMAND FOR OUR PRODUCTS.

      Adverse changes in general economic conditions in the United States, including the level and availability of consumer debt, the level of interest rates, and consumer sentiment regarding the economy in general, could result in a decrease in demand for our products and, accordingly, could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY LOSE OUR ABILITY TO USE CERTAIN NET OPERATING LOSS CARRYFORWARDS ("NOLS"), WHICH MAY SIGNIFICANTLY RESTRICT US FROM OFFSETTING FUTURE TAXABLE INCOME.

      On November 20, 2002, our stockholders approved an amendment to our amended and restated certificate of incorporation, creating transfer restrictions that are designed to restrict, until November 20, 2012, direct and indirect transfers of our capital stock that could result in the imposition of future limitations on our ability to use, for federal income tax purposes, Net Operating Loss Carryforwards ("NOLs") under Section 382 of the Internal Revenue Code and other tax attributes that are and will be available to us. Section 382 limits the use of losses and other tax benefits by a company that has undergone certain ownership changes. If the transfer restrictions in our amended and restated certificate of incorporation, which are designed to prevent these certain ownership changes, are found to be unenforceable or if an ownership change otherwise occurs, we may be significantly restricted in our ability to utilize our existing NOLs to offset taxable income in the future.

      We believe the transfer restrictions are enforceable under Delaware law. However, similar transfer restrictions have not been tested in Delaware courts. Purchases by other stockholders of our common stock and other events that occur prior to the transfer restrictions' becoming effective can affect the percentage shift in our ownership as determined for purposes of Section 382, and any such acquisition could increase the likelihood that we will experience an ownership change if such shift causes the ownership of 5% shareholders to increase. There also can be no assurance, in the event transfers in violation of the Transfer Restrictions are attempted, that the Internal Revenue Service will not assert that such transfers have federal income tax significance notwithstanding the transfer restrictions.

      At December 31, 2001, we had net operating loss carryforwards of approximately $76.8 million for income tax purposes that expire in varying amounts in the years 2009 through 2021. Of this amount, approximately $28.6 million of net operating losses that originated prior to our initial public offering (IPO) on June 27, 1997 are subject to limitation under Internal Revenue Code Section 382. There are no Section 382 limitations on the remaining $48.2 million of net operating loss carryforwards. In accordance with the provisions of Section 382, utilization of the pre-IPO net operating losses is limited to approximately $1.2 million annually unless the
Section 382 limitation exceeds the taxable income for a given year, in which case the excess amount carries over to and increases the annual Code Section 382 limitation for the succeeding year. Due to the carryover of excess Code Section 382 limited net operating losses, at December 31, 2001, we have approximately $6.1 million of Code Section 382 limited net operating losses that are available to offset taxable income in 2002 (in addition to the $48.2 million of net operating loss carryforwards that are not limited). We also have capital loss carryforwards of approximately $6.2 million for income tax purposes that expire in 2002 and 2003. A table of available net operating loss carryforwards is as follows:

                                                 NOL Generated
              Period                            During the Year        Expiration Year
------------------------------------           -------------------    ------------------
                                                 (in thousands)
NOLS LIMITED BY CODE SECTION 382
FYE July 1994                                              $2,369                  2008
FYE July 1995                                               5,579                  2009
FYE July 1996                                               9,765                  2010
Short period ended 6/27/97                                 10,864                  2011
                                               -------------------

                                                           28,577     Pre-IPO NOLs
                                               -------------------

NOLS NOT LIMITED BY CODE SECTION 382
Period 6/28/97 through 8/1/97                               1,152                  2011
FYE July 1998                                               7,284                  2012
FYE July 1999                                               6,645                  2018
FYE December 1999                                          12,022                  2019
FYE December 2000                                          14,593                  2020
FYE December 2001                                           6,513                  2021
                                               -------------------

                                                           48,209     Post-IPO NOLs
                                               -------------------

                                                          $76,786     Total NOLs at December 31, 2001
                                               ===================

NOLs benefit us by offsetting taxable income dollar-for-dollar by the amount of the NOLs, thereby eliminating (subject to a relatively minor alternative minimum tax) the federal corporate tax on that income. The maximum federal corporate tax rate is currently 35%.

      Despite the adoption of the Transfer Restrictions, there still remains a risk that certain changes in relationships among stockholders or other events will cause an "ownership change" of our Company under Section 382.

RISKS RELATED TO THIS RIGHTS OFFERING

YOUR PERCENTAGE OF OWNERSHIP AND VOTING RIGHTS MAY DECREASE, EVEN IF YOU EXERCISE YOUR SUBSCRIPTION RIGHT IN FULL.

      This rights offering may result in our issuance of up to an additional 1,766,730 shares of our common stock. Even if you choose to exercise your basic subscription privilege in full, your relative ownership interest in us may be diluted depending upon the extent to which other rights holders exercise their subscription rights and whether TCW and Oaktree, in their sole discretion, purchase from us newly-issued shares at a price of $5.00 per share up to a number of shares that is equal to the number of rights that remain unexercised at the time of the expiration of the rights offering. Your voting rights and percentage interest in any of our net earnings may also be diluted whether or not you exercise your rights in full. We are unable to determine the precise total number of shares that will actually be sold in the rights offering.

THE SUBSCRIPTION PRICE DETERMINED FROM THIS OFFERING IS NOT AN INDICATION OF OUR VALUE.

      The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of our value or any assurance of future value. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

IF YOU EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU MAY LOSE MONEY IF OUR SHARES ARE TRADING LESS THAN THE SUBSCRIPTION PRICE ON THE NASDAQ SMALLCAP MARKET.

      If you exercise your rights, you may lose money if there is a decline in the trading price of our shares of common stock. The trading price of our common stock in the future may decline below the subscription price. We cannot assure you that the subscription price will remain below any future trading price for the shares of our common stock. Future prices of the shares of our common stock may adjust positively or negatively depending on various factors including our future revenues and earnings, changes in earnings estimates by analysts, our ability to meet analysts' earnings estimates, speculation in the trade or business press about our operations, and overall conditions affecting our businesses, economic trends, and the securities markets.

YOU MAY NOT REVOKE THE EXERCISE OF YOUR RIGHTS EVEN IF THERE IS A DECLINE IN OUR COMMON STOCK PRICE PRIOR TO THE EXPIRATION DATE OF THE SUBSCRIPTION PERIOD.

      Even if our common stock price declines below the subscription price for the common stock, resulting in a loss on your investment upon the exercise of rights to acquire shares of our common stock, you may not revoke or change your exercise of rights after you send in your subscription forms and payment.

YOU WILL NOT RECEIVE INTEREST ON SUBSCRIPTION FUNDS RETURNED TO YOU.

      If we cancel the rights offering, neither we nor the rights agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments to you.

YOUR PARTICIPATION IN THE OFFERING IS NOT ASSURED BECAUSE WE MAY TERMINATE THE OFFERING.

      Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering. If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments, without interest.

TO EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU NEED TO ACT PROMPTLY AND FOLLOW SUBSCRIPTION INSTRUCTIONS.

      Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the rights agent prior to December 23, 2002, the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction the rights agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our rights agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

IF A MATERIAL ADVERSE CHANGE OCCURS PRIOR TO THE CLOSE OF THE RIGHTS OFFERING, TCW AND OAKTREE MAY NOT CONVERT THEIR PREFERRED STOCK AND 12% CONVERTIBLE NOTES.

      If a material adverse change occurs prior to the completion of the rights offering (which shall include an actual or prospective default under our debt agreements and the actual or threatened loss of a key employee), TCW and Oaktree will not be required to convert their preferred stock. In addition, TCW and Oaktree will not be required to convert their 12% convertible notes. The occurrence of a material adverse change would prohibit us from exchanging a substantial amount of debt into common equity of our Company, and the resulting interest payments on the 12% convertible notes and cumulative dividends on the preferred stock may have an adverse affect on our financial condition.

RISKS RELATING TO OUR COMMON STOCK

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN THE PRICE PER SHARE OF OUR COMMON STOCK FOR A VARIETY OF REASONS, SOME OF WHICH ARE OUT OF OUR CONTROL.

      The market price of our common stock may fluctuate significantly from time to time for a variety of factors, many of which are outside of our control, including:

-     variations in our financial results;

-     changing conditions in our industry; or

-     changing conditions in the general economy.

Stock markets generally experience price and volume volatility from time to time and this may affect the price of our common stock for reasons unrelated to our business performance.

WE DO NOT INTEND TO PAY DIVIDENDS ON SHARES OF OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

      We currently expect to retain our future earnings, if any, to reduce debt and to use in the operation of our business. In addition, our credit agreement with CapitalSource Finance and the Series A convertible preferred stock held by TCW and Oaktree limit our ability to provide dividends to our common stockholders. We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

THE ISSUANCE OF PREFERRED STOCK OR ADDITIONAL STOCK MAY ADVERSELY AFFECT OUR STOCKHOLDERS.

      Our board of directors has the authority to issue up to 1,000,000 shares of our preferred stock, of which 822.6696 are currently issued and outstanding. Our board of directors is authorized to determine the terms, including voting rights, of the preferred shares, without any further vote or action by our common stockholders. The voting and other rights of the holders of our common stock, will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We may issue additional preferred stock in connection with one or more of the following:

-     acquisitions;

-     strategic investments;

- financing transactions, such as the public or private offering of convertible securities; or

-     otherwise for corporate purposes that have not been identified.

      Similarly, our board has the right to issue additional shares of our common stock, up to the total number of shares authorized, without any further vote or action by common stockholders (as long as the additional shares of common stock are not reserved for any other purpose including issuance of common stock upon the conversion of outstanding Series A convertible preferred stock and conversion of the 12% convertible notes), which would have the effect of diluting common stockholders. We may issue additional common stock in connection with one or more of the following:

-     acquisitions;

-     strategic investments;

- financing transactions, such as the public or private offering of securities;

-     future employee benefit plans; or

-     otherwise for corporate purposes that have not yet been identified.

ISSUED SHARES OF PREFERRED STOCK HAVE A LIQUIDATION PREFERENCE OVER OUR COMMON STOCK.

      The 822.6696 outstanding shares of preferred stock have a liquidation preference of $10,000 per share or approximately $8,226,696 in the aggregate. In addition, any unpaid cumulative dividends on the preferred stock will be added to the liquidation preference. This liquidation preference must be paid in full before any distributions may be made to the holders of our common stock. These shares of preferred stock, however, are mandatorily convertible into shares of our common stock upon the completion of this rights offering.

SHARES ELIGIBLE FOR FUTURE SALE COULD CAUSE OUR STOCK PRICE TO DECLINE.

      The market price of our common stock could decline as a result of future sales of substantial amounts of our common stock, or the perception that such sales could occur. Further, TCW and Oaktree have the right to require us to register shares of common stock underlying the outstanding preferred stock and convertible notes that they own, which may facilitate their sale of shares in the public market. In addition, we may be obligated to register the shares of our common stock that TCW and Oaktree may purchase in connection with this transaction.

OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION CONTAINS TRANSFER RESTRICTIONS THAT MAY AFFECT YOUR ABILITY TO BUY OR SELL OUR COMMON STOCK.

      Article Fifth of our amended and restated certificate of incorporation generally restricts, until November 20, 2012, any direct or indirect transfer of "stock" (which term, for purposes of the transfer restrictions, includes our common stock, our preferred stock and any other equity security treated as "stock" under Section 382) if:

- the effect would be to increase the ownership of stock by any person who during the preceding three-year period owned 4.5% or more of our stock,

- would otherwise increase the percentage of stock owned by a "5 percent shareholder" (as defined in Section 382, substituting "4.5 percent" for "5 percent"), or

- otherwise would cause an ownership change of our Company within the meaning of Section 382.

      The transfer restrictions will restrict a stockholder's ability to acquire, directly or indirectly, additional stock of our Company in excess of the specified limitations. Further, a stockholder's ability to dispose of our stock may be restricted as a result of the transfer restrictions, and a stockholder's ownership of our stock may become subject to the transfer restrictions upon the actions taken by related persons. The transfer restrictions may result in a decreased valuation of our common stock due to the resulting restrictions on transfers to persons directly or indirectly owning or seeking to acquire a significant block of our common stock.

OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH COULD SERIOUSLY LIMIT LIQUIDITY AND NEGATIVELY AFFECT THE VALUE OF OUR COMMON STOCK.

      Under the rules of the Nasdaq SmallCap Market, our common stock may be subject to delisting if the closing bid price for our common stock is less than $1.00 over a 30 consecutive trading-day period, or if the market value of our publicly held shares is less than $1,000,000. Before we commenced the 10-for-1 reverse stock split on November 21, 2002, the closing bid price for our common stock was less than $1.00 for over a 30 consecutive trading-day period. We cannot assure you that we will be successful in meeting this requirement in the future.

      On October 11, 2002, we received a Nasdaq Staff Determination indicating that we fail to comply with the minimum market value of publicly held shares requirement of $1,000,000 for continued listing, and that our common stock, therefore, is subject to delisting from the Nasdaq SmallCap Market. We have requested a hearing before a Nasdaq Listing Qualifications Panel to appeal the Staff Determination. We believe that upon completion of our rights offering, we will regain compliance with all Nasdaq listing requirements; however, there can be no assurance that the Panel will grant our request for continued listing.

      The market value of our common shares held by non-affiliates is approximately $689,581 based on the closing stock price of $3.50 per share as of November 25, 2002. Assuming that the rights offering closes on December 23, 2002, with no exercise of the rights, CapitalSource Holdings will be issued an additional 221,444 shares of our common stock and HLHZ Investments, LLC will be issued 127,000 shares of our common stock upon conversion of their 12% convertible notes, thereby bringing the total number of our publicly held shares to approximately 545,467 shares. Upon consummation of the foregoing events, the market value of our common shares held by non-affiliates will be $1,909,135, if the stock price is $3.50. Based on these assumptions, we will meet the $1,000,000 market value of publicly held shares requirement upon the close of the rights offering, even if there are no subscriptions for shares thereunder by recipients of the rights; however, we cannot assure you that we will continue to meet the minimum market value of publicly held shares, and a decline in our stock price may affect our ability to meet this requirement in the future. Based upon the foregoing, the trading price of our common stock would need to decrease below $1.8333 per share (on a post-reverse split basis) for the market value of our publicly held shares to be less than $1,000,000.

      If we are delisted, stockholders may experience a greater difficulty in trading shares of our common stock and the price of our common stock could be adversely affected. The lack of liquidity may also make it more difficult for us to raise capital.

      In addition to satisfying the above requirements, we would also need to continue to satisfy all other applicable continuing listing requirements of the Nasdaq SmallCap Market. We cannot assure you that we will be successful in meeting these and other continued listing criteria of the Nasdaq SmallCap Market or that, in the event our common stock is delisted from the Nasdaq SmallCap Market, we will be successful in obtaining listing on any other stock exchange our quotation system.

                                      * * *

      The factors set forth above are not exhaustive. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we will not undertake, and specifically decline, any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or un-anticipated events. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.

                           FORWARD-LOOKING INFORMATION

      This document contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify such forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions. In the normal course of business, we, in an effort to help keep our stockholders and the public informed about our operations, may from time to time issue such forward-looking statements, either orally or in writing. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, earnings, or other aspects of operating results. We base the forward-looking statement on our current expectations, estimates, and projections. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Therefore, the actual results of the future events described in the forward-looking statements in this prospectus or elsewhere, could differ materially from those stated in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in our forward-looking statements is contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Annual Report on Form 10-K/A, for the year ended December 31, 2001.

                               THE RIGHTS OFFERING

      Before exercising any rights, you should read carefully the information set forth under "Risk Factors" beginning on page 15 of this prospectus.

BACKGROUND OF THE RIGHTS OFFERING

      The rights offering is part of a plan of recapitalization which was approved by our stockholders at a meeting held on November 20, 2002.

      We entered into a purchase agreement, dated as of June 26, 2002, whereby we intend to recapitalize by converting preferred stock and existing debt owed to existing stockholders representing funds and accounts managed by TCW and Oaktree into our common stock and allow our other stockholders to purchase additional shares of common stock through a rights offering.

      We have included below pro forma condensed financial statements reflecting the 1-for-10 reverse stock split on our common stock and the effects of the rights offering based on a range of participation. Specifically, we have included a pro forma condensed Statement of Operations for fiscal 2001 and for the nine months ended September 29, 2002, and a pro forma condensed Balance Sheet as of September 29, 2002. The different scenarios assume that the recapitalization plan as described below is fully executed, with the range variability driven by the level of participation in the subsequent rights offering.

      In summary, the pro forma condensed balance sheet indicates on a pro forma basis, that at September 29, 2002, Stockholders' Equity would equal $22.9 million assuming 0% participation in the rights offering. At 50% and 100% participation, Stockholders' Equity would increase to $26.7 million and $31.1 million, respectively.

      For the fiscal 2001 pro forma condensed statement of operations, the increase in equity and corresponding reduction in debt would have reduced interest expense between $1.7 million to $2.4 million based on the range of adjustments. The weighted average number of common shares outstanding calculated to a range of 4,716,172 to 6,359,088 shares based on the range of adjustments. The result was a range of net losses per common share of $2.97 with no participation, $2.50 with 50% participation, and $2.09 at 100% participation in the rights offering.

      For the pro forma condensed statement of operations for the nine months ended September 29, 2002, similar effects to the fiscal 2001 adjustments have resulted in a range of net losses per common share of $0.16 with no participation, $0.11 with 50% participation, and $0.07 at 100% participation in the rights offering.

      The pro forma condensed financial statements contained below are intended for information purposes, and do not purport to represent what the recapitalized entity's results of continuing operations or financial position would have actually been had the transaction in fact occurred on an earlier date, or project the result for any future date or period.

Pro Forma Condensed Balance Sheet
As of September 29, 2002
(Dollars in thousands, except per common share data)

                                                                                   Range of Adjustments
                                                                   ------------------------------------------------
                                                                   Recapitalization Completed Plus Rights Offering:
                                                                   ------------------------------------------------
                                                       Unaudited     0% Subscribed    50% Subscribed    100% Subscribed
                                                       ---------     -------------    --------------    ---------------
ASSETS
Current assets:
Accounts receivable                                    $ 13,229         $     --         $     --         $     --
Inventory                                                21,448
Prepaids and other current assets                         3,215
                                                       --------         --------         --------         --------

   Total current assets                                  37,892               --               --               --
Property, plant and equipment, net of accumulated        11,216
depreciation
Goodwill, net of accumulated amortization                 7,567
Other assets                                              2,445(1)           949              949              949
                                                       --------         --------         --------         --------
   Total assets                                        $ 59,120         $    949         $    949         $    949
                                                       ========         ========         ========         ========


LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS'
EQUITY
Current liabilities:
Revolving credit facility                              $ 10,383(2)      $    262         $   (238)        $   (238)
Accounts payable                                          5,555
Accrued expenses                                          6,725(4)          (591)            (591)            (591)
Other current liabilities                                    70
                                                       --------         --------         --------         --------
   Total current liabilities                             22,733             (329)            (829)            (829)
Term loan facility                                       12,500(2)            --           (3,298)          (7,715)
12% Convertible notes                                    10,600(3)       (10,600)         (10,600)         (10,600)
Other long term liabilities                               1,052
                                                       --------         --------         --------         --------
   Total liabilities                                     46,885          (10,929)         (14,727)         (19,144)
Series A redeemable preferred stock                       8,272(4)        (8,272)          (8,272)          (8,272)
Redeemable common stock                                     160(5)         1,087            1,087            1,087
Total stockholders' equity                                3,803(6)        19,063           22,861           27,278
                                                       --------         --------         --------         --------
   Total liabilities, redeemable stock and             $ 59,120         $    949         $    949         $    949
   stockholders' equity                                ========         ========         ========         ========

                                                             Pro Forma as Adjusted
                                                  ------------------------------------------------
                                                  Recapitalization Completed Plus Rights Offering:
                                                  ------------------------------------------------
                                                  0% Subscribed   50% Subscribed   100% Subscribed
                                                  -------------   --------------   ---------------
ASSETS
Current assets:
Accounts receivable                                $ 13,229        $ 13,229        $ 13,229
Inventory                                            21,448          21,448          21,448
Prepaids and other current assets                     3,215           3,215           3,215
                                                   --------        --------        --------
   Total current assets                              37,892          37,892          37,892
Property, plant and equipment, net of accumulated    11,216          11,216          11,216
depreciation
Goodwill, net of accumulated amortization             7,567           7,567           7,567
Other assets                                          3,394           3,394           3,394
                                                   --------        --------        --------
   Total assets                                    $ 60,069        $ 60,069        $ 60,069
                                                   ========        ========        ========

LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS'
EQUITY
Current liabilities:
Revolving credit facility                          $ 10,645        $ 10,145        $ 10,145
Accounts payable                                      5,555           5,555           5,555
Accrued expenses                                      6,134           6,134           6,134
Other current liabilities                                70              70              70
                                                   --------        --------        --------
   Total current liabilities                         22,404          21,904          21,904
Term loan facility                                   12,500           9,202           4,785
12% Convertible notes                                    --              --              --
Other long term liabilities                           1,052           1,052           1,052
                                                   --------        --------        --------
   Total liabilities                                 35,956          32,158          27,741
Series A redeemable preferred stock                      --              --              --
Redeemable common stock                               1,247           1,247           1,247
Total stockholders' equity                           22,866          26,664          31,081
                                                   --------        --------        --------
   Total liabilities, redeemable stock and         $ 60,069        $ 60,069        $ 60,069
   stockholders' equity                           =========        ========        ========

Notes:      (1)   Additional redeemable common stock issued to affiliate of
                  lender, valued at $5.00 per share. 217,350 x $5.00 =
                  $1,086,750. All calculations are performed on a post-reverse split basis. $138,000 of expenses already incurred reclassed out of Other Assets and applied against gross proceeds in stockholders' equity.

            (2) Gross proceeds from rights offering less payoff of $619,000 12% note plus accrued interest to financial advisor. $500,000 or remainder goes to company (applied on revolver) and the rest reduces the term loan. Revolver includes payment of $295,000 of unpaid related expenses.

            (3) $10,000,000 of 12% notes converted to common stock (2,000,000 shares), $600,000 converted to common stock in 0% scenario or repaid with proceeds from rights offering.

            (4) $8,272,000 of redeemable preferred stock plus $259,000 of accrued dividends converted to common stock at $5.00 per share: 1,706,200 shares. Accrued interest of $332,000 converted to common stock at $5.00 per share; 66,400 shares.

            (5) Additional redeemable common stock issued to affiliate of lender.

            (6) Conversion of 12% notes ($10,000,000) and redeemable preferred stock ($8,272,000). Rights offering contributes $4,416,788 at 50% subscribed, $8,833,580 at 100% subscribed. Net of $400,000 of related expenses.

Pro Forma Condensed Statements of Operations
For the Year Ended December 31, 2001
(Dollars in thousands, except per common share data)


                                                                                          Range of Adjustments
                                                                                -----------------------------------------------
                                                                                Recapitalization Completed Plus Rights Offering:
                                                                                -----------------------------------------------
                                                           Audited             0% Subscribed     50% Subscribed    100% Subscribed
                                                           -------             -------------     --------------    ---------------
Net sales                                              $    93,482
Cost of goods sold                                          70,404
                                                       -----------
Gross profit                                                23,078

Selling, general and administrative expenses                17,329
Interest expense                                             5,895(1)               (1,695)           (1,998)           (2,376)
Amortization of intangibles                                    876
Asset impairment                                            14,130
Other expenses                                                 443
Income taxes                                                    84
                                                       -----------             -----------       -----------       -----------

Net loss                                               $   (15,679)            $     1,695       $     1,998       $     2,376
                                                       ===========             ===========       ===========       ===========


Basic and Diluted Earnings per Common Share Data:

Weighted average number of common shares
  outstanding (basic and diluted)                          606,222(2)(3)


Net loss per common share                                $    (25.86)(2)


                                                               Pro Forma as Adjusted
                                                  --------------------------------------------------
                                                  Recapitalization Completed Plus Rights Offering:
                                                 --------------------------------------------------
                                                 0% Subscribed    50% Subscribed    100% Subscribed
                                                 -------------    --------------    ---------------
Net sales                                         $    93,482       $    93,482       $    93,482
Cost of goods sold                                     70,404            70,404            70,404
                                                  -----------       -----------       -----------
Gross profit                                           23,078            23,078            23,078

Selling, general and administrative expenses           17,329            17,329            17,329
Interest expense                                        4,200             3,897             3,519
Amortization of intangibles                               876               876               876
Asset impairment                                       14,130            14,130            14,130
Other expenses                                            443               443               443
Income taxes                                               84                84                84
                                                  -----------       -----------       -----------

Net loss                                          $   (13,984)      $   (13,681)      $   (13,303)
                                                  ===========       ===========       ===========


Basic and Diluted Earnings per Common Share Data:

Weighted average number of common shares
  outstanding (basic and diluted)                   4,716,172         5,475,730         6,359,088


Net loss per common share                         $     (2.97)      $     (2.50)      $     (2.09)

Notes:      (1)   Reduction in interest expense due to lower debt levels: 8.56%
                  on revolver/term borrowings, 12% on subordinated debt.

            (2) Effective November 21, 2002, the Company executed a 1-for-10 reverse stock split. All information, including previously reported balances, is presented on a post-reverse split basis.

            (3)   Weighted average number of common shares outstanding:

As originally reported                  6,062,224
1:10 reverse stock split             divide by 10
                                     ------------
                                          606,222

Conversion of 12% Notes                 2,186,400     ($10,600,000 + $332,000) divided by $5.00 per share

Conversion of Preferred Stock           1,706,200     ($8,272,000 + $259,000) divided by $5.00 per share
Issued to Affiliate of Lender             217,350      per agreement with lender
                                     ------------
0% Subscribed                           4,716,172
                                     ============
Rights offering-50% subscribed            883,358      1,766,716 shares available x 50%

Less: payoff of $600,000 12% note        (123,800)     $619,000 divided by $5.00 for financial advisor
50% Subscribed                       ------------
                                        5,475,730
                                     ============
Rights offering-100% subscribed           883,358       1,766,716 shares available x remaining 50%
                                     ------------
100% Subscribed                         6,359,088
                                     ------------

Pro Forma Condensed Statements of Operations
For the Nine Months Ended September 29, 2002
(Dollars in thousands, except per common share data)


                                                                                            Range of Adjustments
                                                                              ---------------------------------------------------
                                                                               Recapitalization Completed Plus Rights Offering:
                                                                              ---------------------------------------------------
                                                              Unaudited       0% Subscribed       50% Subscribed   100% Subscribed
                                                              ---------       -------------       --------------   ---------------

Net sales                                                 $    72,797
                                                          -----------
Cost of goods sold                                             55,002
Gross profit                                                   17,795

Selling, general and administrative expenses                    9,818
Interest expense                                                2,904(1)           (1,230)           (1,381)           (1,570)
Amortization of intangibles                                        --
Goodwill impairment                                             4,241
Other expenses                                                  2,768
Income taxes                                                       63
Preferred stock dividends                                         259(1)             (259)             (259)             (259)
                                                          -----------         -----------       -----------       -----------

Net loss attributable to common shareholders              $    (2,258)        $     1,489       $     1,640       $     1,829
                                                          ===========         ===========       ===========       ===========
Basic and Diluted Earnings per Common Share Data:

Weighted average number of common shares
  outstanding (basic and diluted)                             618,850(2)(3)

Net loss per common share                                $      (3.65)(2)

                                                              Pro Forma as Adjusted
                                                   --------------------------------------------------
                                                   Recapitalization Completed Plus Rights Offering:
                                                   --------------------------------------------------
                                                   0% Subscribed    50% Subscribed    100% Subscribed
Net sales                                           $    72,797       $    72,797       $    72,797
Cost of goods sold                                       55,002            55,002            55,002
                                                         ------            ------            ------
Gross profit                                             17,795            17,795            17,795

Selling, general and administrative expenses              9,818             9,818             9,818
Interest expense                                          1,674             1,523             1,334
Amortization of intangibles                                  --                --                --
Goodwill impairment                                       4,241             4,241             4,241
Other expenses                                            2,768             2,768             2,768
Income taxes                                                 63                63                63
Preferred stock dividends                                    --                --                --
                                                    -----------       -----------       -----------

Net loss attributable to common shareholders        $      (769)      $      (618)      $      (429)
                                                    ===========       ===========       ===========

Basic and Diluted Earnings per Common Share Data:

Weighted average number of common shares
  outstanding (basic and diluted)                     4,728,800         5,488,358         6,371,716

Net loss per common share                           $     (0.16)      $     (0.11)      $     (0.07)

Notes:      (1)   Reduction in interest expense due to lower debt levels: 8.56%
                  on revolver/term borrowings and 12% on subordinated debt through June 30, 2002. Interest on convertible notes of 12% and dividends on preferred stock of 12% reduced from July 1, 2002 to September 29, 2002

            (2) Effective November 21, 2002, the Company executed a 1-for-10 reverse stock split. All information, including previously reported balances, is presented on a post-reverse split basis.

            (3)   Weighted average number of common shares outstanding:

As originally reported      6,188,498

1:10 reverse stock split    divide by 10
                            ------------
                                 618,850

Conversion of 12% Notes        2,186,400      ($10,600,000 + $332,000) divided by $5.00 per share

Conversion of Preferred        1,706,200      ($8,272,000 + $259,000) divided by $5.00 per share

Stock
Issued to Affiliate of           217,350       1,766,716 shares available x 50%
Lender                      ------------

0% Subscribed                  4,728,800
                            ============
Rights offering-50%              883,358       1,766,716 shares available x 50%
subscribed

Less: payoff of $600,000        (123,800)      $619,000 divided by $5.00 for financial advisor
12% note                    ------------
50% Subscribed                 5,488,358
                            ============
Rights offering-100%             883,358       1,766,716 shares available x remaining 50%
subscribed                  ------------
100% Subscribed                6,371,716
                            ------------

BACKGROUND OF THE RECAPITALIZATION PLAN

         In connection with the anticipated expiration of our credit facility agented by Heller Financial, Inc., we retained the investment banking firm of Houlihan Lokey Capital to act as our financial advisor on June 21, 2001, to seek strategic alternatives for us.

         On February 1, 2002, we entered into a letter of intent with entities representing a majority of our stockholders that would lead to a financial restructuring of the company. Investment funds managed by TCW and Oaktree, which together owned approximately 71% of the company, agreed under certain conditions to purchase $18 million of newly-issued shares of our common stock for the purpose of repaying outstanding indebtedness (inclusive of $8 million of indebtedness owed to TCW and Oaktree on account of a capital infusion). The letter of intent contemplated a rights offering to unaffiliated stockholders whereby our stockholders would be afforded the opportunity to purchase approximately $6 million of our newly-issued common stock on the same terms and conditions as TCW and Oaktree.

         On February 1, 2002, our board of directors created a special committee of the board to review the terms of a possible transaction with TCW and Oaktree. The special committee consisted of Messrs. Abbott (Chairman), Mariotti, and Kahl, each of whom is an independent director.

         The special committee held its first meeting by teleconference on January 31, 2002. The special committee discussed in detail the letter of intent. The special committee observed that the letter of intent did not contain an exclusivity provision and, therefore, allowed us to explore other offers. The special committee also noted that while the letter of intent would satisfy our covenant under our credit facility, it also proposed a transaction that would allow our minority stockholders to participate in any future upside growth. The special committee also discussed some of the issues that needed to be addressed and negotiated before entering into a definitive agreement.

         The special committee held its second meeting by teleconference on February 1, 2002. The special committee continued to discuss some of the issues that needed to be addressed and negotiated before entering into a definitive agreement and recommended to our board of directors that the letter of intent in the form presented to the special committee was acceptable.

         The special committee held its third meeting by teleconference on March 1, 2002. The special committee ratified the selection of Squire, Sanders & Dempsey L.L.P. ("SS&D") as its legal counsel. The special committee received a report that there were no outstanding offers regarding either the purchase or capitalization of our company other than the recapitalization plan. The special committee also received an update on details concerning our credit facility and negotiations regarding our fee arrangements with Houlihan Lokey Capital. SS&D then briefed the special committee on its fiduciary duties under Delaware law in considering the recapitalization plan.

         A member of our management, the members of the special committee and SS&D participated in a telephone conference on April 1, 2002, to discuss the status of negotiations with existing lenders regarding extension of the existing credit facility, the exploration of available mezzanine financing, the status of negotiations with Houlihan Lokey Capital and the need to be prepared to extend the letter of intent if necessary.

         The special committee held its fourth meeting by teleconference on April 24, 2002. The special committee was advised that our existing credit facility was being extended from April 30 to June 30, 2002, and that we were continuing to negotiate a fee arrangement with Houlihan Lokey Capital. The special committee was also advised that we had commenced negotiations with a new senior lender to refinance our existing credit facility. The proposed refinancing would consist of $45.0 million, $32.5 million of which would be a revolving loan facility under which borrowings would bear interest at prime plus 3% and $12.5 million of which would be a term loan bearing interest at prime plus 5%.

         The special committee held its fifth meeting by teleconference on June 6, 2002. At the meeting, a representative of TCW and Oaktree presented the revised terms of the recapitalization plan. Among other things, TCW and Oaktree committed to invest $10.0 million in new money in our company with no subsequent reduction tied to the outcome of a subsequent rights offering. In order to complete the refinancing of our credit facility with a new lender by June 30, 2002, however, TCW and Oaktree proposed to invest in convertible promissory notes bearing interest at 12% per annum and to exchange existing notes held by TCW and Oaktree in the principal amount of approximately $8.3 million for convertible preferred stock with a dividend rate of 12% per annum. The convertible promissory notes and convertible preferred stock would automatically convert into common stock upon completion of the rights offering at the rights offering per share price. The recapitalization plan would also include a 1-for-10 reverse stock split which would be implemented before commencement of the rights offering. The rights offering would allow each stockholder to purchase 10 shares of our common stock for each share of common stock then held rather than the 3.5 shares originally proposed in the February 1, 2002 letter of intent. While the rights offering price was decreased from $1.00 to $.50 per share (on a pre-reverse split basis) or $5.00 per share after giving effect to the reverse stock split, total cash proceeds to us would, if such rights issued in the rights offering were exercised in full, increase from $6.3 million as originally proposed to $8.8 million. If our public stockholders fully exercised the rights, they would own approximately the same percentage of the outstanding common stock as they currently own.

         The special committee asked questions of TCW and Oaktree concerning the revised recapitalization plan and the refinancing of our credit facility. The special committee was advised that the proposed refinancing had been designed to fit our capital structure following completion of the recapitalization plan. The special committee also discussed the status of a fairness opinion to be delivered by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an affiliate of Houlihan Lokey Capital, and was advised that Houlihan Lokey Financial Advisors would be prepared to make its presentation to the special committee regarding the fairness of the transaction on or about June 21, 2002. The special committee then concluded that it would be prepared to consider its recommendation to our board of directors concerning the recapitalization plan following the presentation to it by Houlihan Lokey Financial Advisors.

         On June 13, 2002, we entered into a new letter of intent with TCW and Oaktree whereby TCW and Oaktree would agree to purchase $10 million of 12% convertible notes due 2005 and $8.3 million of Series A preferred stock, all of which newly-issued securities (together with accrued interest and dividends thereon) would be convertible into newly-issued shares of common stock at the rate of $0.50 per share (on a pre-reverse split basis). We also announced that we would, as part of the recapitalization plan, seek to obtain stockholder approval for the ultimate conversion of such newly-issued securities, implement a 1-for-10 reverse stock split, and make a rights offering to unaffiliated stockholders wherein such holders could purchase from us newly-issued shares of common stock at the same $0.50 per share (on a pre-reverse split basis) price.

         The special committee held its sixth meeting by teleconference on June 25, 2002. At the meeting, Houlihan Lokey Financial Advisors made a presentation to the special committee regarding the fairness of the recapitalization plan. Houlihan Lokey Financial Advisors noted that Houlihan Lokey Capital, its affiliate, had originally been retained by us in connection with the prior marketing effort to sell our company as required by our senior lenders. As a result of their participation in that marketing effort, representatives of Houlihan Lokey Financial Advisors expressed their view that the recapitalization plan was more favorable than any alternative that had been previously considered. Houlihan Lokey Financial Advisors noted that we were facing an imminent liquidity crisis on June 30, 2002, at which time our existing credit facility was scheduled to mature. Houlihan Lokey Financial Advisors further advised the special committee that the only apparent alternatives to the recapitalization plan were a distressed sale of our company or continuing to operate under short-term waivers from our existing lenders, neither of which appeared likely to provide greater value to us and our stockholders than the recapitalization plan.

         Houlihan Lokey Financial Advisors further advised the special committee that the value to our stockholders assuming consummation of the recapitalization plan as contemplated and successful implementation of our business plan as a going concern was greater than any of the following:

      - the value the stockholders would have likely received under the highest and best proposal received by us during the marketing process;

      - the value indicated by the public market which Houlihan Lokey Financial Advisors felt was a poor indicator of value in any event; or

      - the value implied by Houlihan Lokey Financial Advisors' theoretical valuation of our company assuming the recapitalization plan was not consummated.

         Houlihan Lokey Financial Advisors concluded its presentation by stating that it was their opinion that the recapitalization plan was fair, from a financial point of view, to our company and our stockholders. See "Report of Our Financial Advisor" below.

         Following completion of Houlihan Lokey Financial Advisors' report, during which the special committee and SS&D asked questions concerning the presentation and the fairness opinion, the special committee asked questions of management concerning the recapitalization plan. The special committee was advised that if the recapitalization plan was not approved by our board of directors on or before July 1, 2002, we would be charged significant fees for extending our existing credit facility. Management also assured the special committee that refinancing alternatives had been exhaustively explored before selecting the new lender. After further discussion, the special committee concluded that the recapitalization plan was fair to our company and our stockholders and was the best available plan to maximize stockholder value. Accordingly, the special committee unanimously resolved to recommend the recapitalization plan to our board of directors for approval.

         Immediately following the June 25, 2002 special committee meeting, our entire board convened. The special committee reported on their recommendation that our board unanimously approve the recapitalization plan. Our board of directors unanimously approved the recapitalization plan.

         We negotiated the final terms of the recapitalization plan on June 26, 2002. Loan documentation relating to our new credit facility and other ancillary agreements were finalized on June 28, 2002, on which date borrowings under our credit facility were repaid in full (including amounts in which TCW and Oaktree had a participation interest), and the 12% convertible notes and the Series A preferred stock were issued to TCW and Oaktree.

         On September 10, 2002, TCW, Oaktree, and HLHZ Investments, Inc. agreed to waive the right to an increase in the interest rate on the 12% convertible notes and an increase in the dividend rate on the Series A preferred stock from 12% to 19% if the conversion of the 12% convertible notes and the Series A preferred stock had not occurred prior to December 15, 2002. Additionally, TCW and Oaktree agreed to waive the increased redemption price of the Series A preferred stock in the event of a mandatory redemption. Previously, the redemption price equaled the liquidation preference amount plus accrued and unpaid dividends times two. Giving effect to the waiver, the redemption price now equals the liquidation preference amount plus accrued and unpaid dividends.

REPORT OF OUR FINANCIAL ADVISOR

         We retained Houlihan Lokey Capital to act as financial advisor to us in connection with exploring merger and sale alternatives and, in connection with these advisory services, to render (or to arrange for an affiliate to render) an opinion as to the fairness, from a financial point of view, of any resulting transaction. Houlihan Lokey Capital was retained as our financial advisor based on its qualifications, expertise, and reputation.

         On June 25, 2002, Houlihan Lokey Financial Advisors delivered to the special committee a draft written opinion that, based upon the factors and assumptions discussed in the opinion, the proposed terms of the recapitalization plan as presented to Houlihan Lokey Financial Advisors, taken as a whole, were fair from a financial point of view to us and our stockholders. Subsequently, on June 28, 2002, Houlihan Lokey Financial Advisors delivered to the special committee a final written opinion that, based upon the factors and assumptions discussed in the final opinion, the proposed terms of the recapitalization plan as presented to Houlihan Lokey Financial Advisors, taken as a whole, were fair from a financial point of view to us and our stockholders.

         The opinion letter was provided to the special committee for its information and is directed only to the fairness from a financial point of view of the recapitalization plan to us and our stockholders. In arriving at its opinion, Houlihan Lokey Financial Advisors, among other things:

      - reviewed our annual reports to stockholders on Form 10-K for the fiscal years ended 1997, 1998, 1999, 2000, and 2001, quarterly report on Form 10-Q for the three months ended March 31, 2002, proxy statement dated April 30, 2001, and certain other documents filed with the Securities and Exchange Commission;

      - reviewed historical financial data prepared by our management with respect to the company for the fiscal years ended 1996 through 2001;

      - reviewed preliminary financial data prepared by our management with respect to the company for the four months ended April 2002;

      - reviewed forecasts and projections prepared by our management with respect to the company for the years ending December 31, 2002 through 2006;

      - met with certain members of our senior management to discuss our operations, financial condition, future prospects, and projected operations and performance;

      -     visited certain of our facilities and business offices;

      - reviewed the February 1, 2002, letter of intent between TCW and Oaktree and us setting forth the preliminary terms of the recapitalization plan;

      - reviewed the June 13, 2002, letter of intent between TCW and Oaktree and us setting forth the final terms of the recapitalization plan;

      - reviewed our amended and restated credit agreement, dated as of May 20, 1997, and all amendments thereto;

      - reviewed publicly available financial data for companies deemed comparable to us and publicly available prices and premiums paid in transactions that we considered similar to the recapitalization plan;

      - negotiated directly with potential buyers in our earlier marketing effort and continued active involvement in contacting potential purchasers in an attempt to achieve higher value for us;

      - reviewed drafts of the purchase agreement, 12% convertible notes, Series A convertible preferred stock, the registration rights agreements, the stockholders agreements, and other agreements related thereto (other than certain option and incentive plan amendments and the new lending facility and related agreements); and

      - conducted such other studies, analyses, and inquiries deemed appropriate.

         The forecasts and projections provided by our management to Houlihan Lokey Financial Advisors showed net sales of $101,832,000 for fiscal 2003 and $103,868,000 for fiscal 2004, and net income of $5,322,000 for fiscal 2003 and $3,939,000 for fiscal 2004. These forecasts and projections are forward looking statements and were based upon information available to our management as of May 24, 2002, the date which they were provided to Houlihan Lokey Financial Advisors. Actual results could differ materially from these forecasts and projections. Factors that could cause or contribute to such differences include, but are not limited to, the factors and risks discussed in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001 and other reports that we file from time to time with the Securities and Exchange Commission.

         In preparing its opinion, Houlihan Lokey Financial Advisors relied on the accuracy and completeness of all information supplied or otherwise made available to it by us, including our management team's assessment of the strategic benefits of the recapitalization plan. Houlihan Lokey Financial Advisors did not independently verify the accuracy and completeness of the information provided to it by and with respect to the company and does not assume any responsibility with respect to such information. Houlihan Lokey Financial Advisors did not make any independent appraisal of any of our properties or assets. Houlihan Lokey Financial Advisors relied upon and assumed, without independent verification, that the financial forecasts and projections which we provided to it were reasonably prepared and reflected the best available estimates at that time of our future financial results and condition, and also that there had been no material change in our assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to it. In particular and without limitation, Houlihan Lokey Financial Advisors assumed that these financial forecasts and projections accurately portrayed the terms and conditions of, and financial impact of, the new lending facility and certain option and incentive plan amendments, and relied upon management's representation that the terms and conditions of the new lending facility will provide sufficient liquidity to us to effectuate our business plan even without the receipt of any material proceeds from the rights offering.

      In addition, Houlihan Lokey Financial Advisors assumed that:

      - it had been kept fully informed of every expression of interest in any alternative transaction or financing made available to us;

      - TCW and Oaktree have agreed to vote as stockholders to approve the issuance of shares and other requirements necessary for the consummation of the rights offering, including the conversion of the securities contemplated to be purchased by TCW and Oaktree pursuant to the recapitalization plan;

      - there was no foreseeable reason to believe that the consummation of the rights offering would not occur as contemplated; and

      - in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the recapitalization plan, no requirements of divestiture or separation of business units or other restrictions on, or amendments or modifications to, material provisions of the purchase agreement or related agreements, will be imposed that will have a material adverse effect on the contemplated benefits of the recapitalization plan.

      Houlihan Lokey Financial Advisors' opinion was necessarily based upon business, economic, market, and other conditions as they existed and as could be evaluated on, and on the information made available to Houlihan Lokey Financial Advisors as of June 28, 2002. Under its engagement, Houlihan Lokey Financial Advisors has no obligation to, and did not, update the opinion or take into account events occurring subsequent to the date that the opinion was delivered to our board.

      Houlihan Lokey Financial Advisors expressed no opinion as to the prices at which our common stock will trade following the consummation of the recapitalization plan.

      Houlihan Lokey Capital was paid a fee of $1,200,000, consisting of $600,000 in cash and a $600,000 12% convertible note payable to its affiliate, HLHZ Investments LLC. Houlihan Lokey Financial Advisors did not receive an additional fee for issuing its fairness opinion.

      Subsequent to engaging Houlihan Lokey Capital as described above, we engaged Houlihan Lokey Financial Advisors to perform an analysis for financial reporting purposes associated with out implementation of SFAS 142. In connection with such engagement, we agreed to pay Houlihan Lokey Financial Advisors a fee of $45,000 payable in two equal installments. The first installment was paid upon entering into the engagement. The second installment is due upon completion of the services relating to the analysis.

      The following is a brief summary of the material analyses discussed by representatives of Houlihan Lokey Financial Advisors with our board of directors in connection with Houlihan Lokey Financial Advisors' opinion.

      In preparing its opinion, Houlihan Lokey Financial Advisors analyzed and considered the value of the company implied by various commonly accepted valuation approaches and methodologies. The valuation approaches used by Houlihan Lokey Financial Advisors are listed below.

      - Value Implied by Public Market. Houlihan Lokey Financial Advisors analyzed the valuation of the company implied by the market for our publicly traded common stock.

      - Value Based on a Theoretical Stand-Alone Scenario. Houlihan Lokey Financial Advisors analyzed the value theoretically attributable to us assuming we did not consummate the recapitalization plan.

      - Value Implied by Precedent Transaction Scenario. Houlihan Lokey Financial Advisors analyzed the value theoretically attributable to us assuming we consummated a sale to a third party on terms similar to, but likely more favorable than, the results of our previous marketing process.

      - Value Implied by the Recapitalization Plan. Houlihan Lokey Financial Advisors analyzed our valuation implied by the terms of the recapitalization plan.

      - Value Based on the Transaction Scenario. Houlihan Lokey Financial Advisors analyzed the value realistically attributable to us assuming we consummated the recapitalization plan and had the financial flexibility to achieve management's financial projections.

      The table below summarizes the valuation indications provided by each of these valuation approaches. A valuation range is shown for each approach where multiple scenarios or methodologies were considered. Two kinds of value, enterprise value and equity value, are shown. Enterprise value is a term used to describe the total value of a company's ongoing business operations. Equity value is a term used to describe the portion of a company's enterprise value available to the company's stockholders. One can calculate a company's equity value by subtracting total debt from and adding cash to the enterprise value. The table shows our total equity value, the portion of its equity value held by our minority stockholders, and the equity value per share of our common stock.


($ in Millions, Except per Share)                                                               Equity Value
                                                                               ---------------------------------------------------

                                                        Enterprise                              To Minority
                                                          Value                    Total            Holders           Per Share(1)
                                                          -----                    -----            -------           ------------
Value Implied by Public Market                           $49.1 - $49.3          $3.0 - $3.2          $0.9            $0.50 - $0.53

Value Based on a Theoretical Stand-Alone Scenario        $38.5 - $46.0          $0.0 - $3.3        $0.0 - $0.9       $0.00 - $0.54

Value Implied by Precedent Transaction Scenario          $48.0 - $52.0          $0.3 - $3.0        $0.1 - $0.9       $0.05 - $0.49

Value Implied by the Recapitalization Plan                  $49.4                  $24.6              $0.9              $0.50

Value Based on the Transaction Scenario                     $56.5               $13.2 - $45.5     $1.2 - $13.4       $0.70 - $1.31


---------------------------
(1) All per share numbers are on a pre-reverse split basis.

      Houlihan Lokey Financial Advisors observed that the enterprise value and equity value implied by the recapitalization plan were either approximately equal to or greater than the midpoint valuations implied by the public market, based on a theoretical stand-alone scenario, and implied by the precedent transaction scenario. This analysis suggests that the value of the company implied by the recapitalization plan is at least as great as any scenario considered in which we do not consummate the recapitalization plan. Houlihan Lokey Financial Advisors also observed that the enterprise value and equity value based on the recapitalization plan scenario appear greater than those from all other valuation approaches considered. This analysis suggests that our value as an ongoing operation following the recapitalization plan is likely greater than in any scenario considered in which we would not consummate the recapitalization plan.

      A summary of each valuation approach is set forth below.

      VALUE IMPLIED BY PUBLIC MARKET. Houlihan Lokey Financial Advisors analyzed both the enterprise value and equity value of the company implied by the market for our publicly traded common stock. One way that enterprise value can be calculated by observing the public equity market is by first adding a company's total debt to the aggregate market value of a company's common stock and then subtracting the company's cash balance. In this approach, our total equity value is equal to the aggregate market value of our common stock. Houlihan Lokey Financial Advisors performed this calculation using figures from our quarterly report on Form 10-Q dated March 31, 2002, the latest financial information for us that was publicly available at the time the analysis was performed. Houlihan Lokey Financial Advisors also performed three versions of the analysis, using our closing stock price on June 16, 2002, as well as the 5-day and 20-day average closing prices as of June 16, 2002. June 16, 2002 was used because it was the last day prior to our announcement of the proposed terms of the recapitalization plan and the stock price on that day was judged to be unaffected by the announcement. Houlihan Lokey Financial Advisors believed that the trading price indicated by the public market was not a reliable indication of value principally because of the low trading activity of our common stock. The table below summarizes the valuation indications provided based on this approach.

($ in Millions Except per Share)                  Stock Price         5-Day Average   20-Day Average
                                                 As of 6/16/02        Stock Price     Stock Price
                                                 -------------        -----------     -----------
Enterprise Value                                 $49.1                $49.1           $49.3
Total Equity Value                               $3.0                 $3.0            $3.2
Price per Share(1)                               $0.50                $0.50           $0.53

--------------------------------
(1) All per share numbers are on a pre-reverse split basis.

      VALUE BASED ON A THEORETICAL STAND-ALONE SCENARIO. Houlihan Lokey Financial Advisors analyzed the value theoretically attributable to us assuming we did not consummate the recapitalization plan. Under this assumption, we would have faced immediate liquidity constraints given that our credit facility was due to mature on June 30, 2002. In this analysis, Houlihan Lokey Financial Advisors considered two scenarios deemed reasonable on a theoretical basis. In the first scenario, we would continue as a going concern following the scheduled maturity date of our credit facility. In the second scenario, we would cease as a going concern and our assets would be liquidated.

      In the first scenario, Houlihan Lokey Financial Advisors analyzed the value of the company using two widely used valuation methodologies, the market multiple methodology and the comparable transaction methodology. A brief description of each of these methodologies is set forth below.

      MARKET MULTIPLE METHODOLOGY. The market multiple methodology provides a valuation of a company based on a comparison between the company and publicly traded companies deemed comparable to it. To value the company using this methodology, different measures of a company's earnings, such as revenues or earnings before interest expenses and taxes, are multiplied by quantities known as valuation multiples that are deemed appropriate to the company. The selection of appropriate valuation multiples is guided by an inspection of the comparable companies themselves and their valuation multiples based on the public market for their common stock. To calculate valuation multiples for a given comparable company, its enterprise value is divided by different measures of its earnings, such as revenues or earnings before interest expenses and taxes. The resulting number is a ratio of the given comparable company's enterprise value to its different earnings measures. In other words, the ratio indicates the company's enterprise value as a multiple of its earnings. More valuable companies have higher multiples. Once valuation multiples for the comparable companies have been calculated, the company's financial characteristics are compared to those of the comparable companies. Based on this comparison, valuation multiples appropriate to the company are selected and applied to the company's earnings as discussed above. After the company's enterprise value is calculated, equity value is calculated as discussed above.

      Under the market multiple methodology, Houlihan Lokey Financial Advisors considered the valuation multiples of the following publicly traded companies:
Acme United Corp., Alamo Group, Inc., CTB International Corp., L.S. Starrett Co., P&F Industries, Inc., and Q.E.P. Co. The market multiple methodology produced a range of indicated enterprise value of $39.0 million to $49.0 million.

      COMPARABLE TRANSACTION METHODOLOGY. The comparable transaction methodology provides a valuation of a company based on a comparison between the company and other companies deemed comparable to it that have been acquired. As with the market multiple methodology, to value the company using this methodology, different measures of a company's earnings are multiplied by valuation multiples that are deemed appropriate to the company. The selection of appropriate valuation multiples is guided by an inspection of the acquired comparable companies themselves and the valuation multiples implied by their acquisitions. To calculate valuation multiples for a given acquired company, its enterprise value is divided by different measures of its earnings. In the case of an acquisition, an acquired company's enterprise value is calculated by adding its total debt prior to the acquisition to the aggregate value paid for the company's common stock and then subtracting the company's cash balance prior to the acquisition. The resulting number is a ratio of the acquired company's implied enterprise value to its different earnings measures. In other words, the ratio indicates the company's enterprise value as a multiple of its earnings. More valuable companies have higher multiples. Once valuation multiples for the acquired companies have been calculated, the company's financial characteristics are compared to those of the acquired companies. Based on this comparison, valuation multiples appropriate to the company are selected and applied to the company's earnings as discussed above. After the company's enterprise value is calculated, equity value is calculated as discussed above.

      Under the comparable transaction methodology, Houlihan Lokey Financial Advisors reviewed a total of 85 transactions announced between January 1998 and May 2002 and focused on transactions involving companies deemed most comparable to our company. The comparable transaction methodology produced a range of indicated enterprise values of $44.0 million to $54.0 million.

      In the second scenario, Houlihan Lokey Financial Advisors analyzed the value of our company using an asset liquidation methodology to estimate the net proceeds that might be realized upon a liquidation our assets. A brief description of this methodology is set forth below.

      ASSET LIQUIDATION METHODOLOGY. The asset liquidation methodology provides a valuation of a company's assets based on the estimated proceeds that could be raised were the company to cease as a going concern and be liquidated. In a liquidation scenario, the net proceeds of a company's assets is equivalent to its enterprise value because it represents the total value available to all investors in the company from the liquidation of those assets. To estimate the net proceeds of such a liquidation using this methodology, an assumed recovery percentage, between 0% and 100%, is applied to each of the company's major asset classes as reflected on the company's balance sheet to reflect the percentage of book value of each asset class that would be realized upon a liquidation of such asset. The selection of appropriate recovery percentages is guided by, among other things, industry norms and discussions with the company's management. The total gross proceeds calculated are reduced to reflect the assumed commission that would be required by a party administering the liquidation. After the net proceeds amount is calculated, the proceeds available to stockholders can be estimated by subtracting the company's total debt from the net proceeds. If this amount is zero or negative, it is understood that there would be no proceeds available to stockholders.

      Under the asset liquidation methodology, Houlihan Lokey Financial Advisors estimated the proceeds that would be generated from a liquidation of our assets as reflected on our balance sheet projected as of June 30, 2002. The net proceeds amount determined under the liquidation methodology was estimated to be approximately $29 million to $33 million. Based on this net proceeds amount, no proceeds would be available to our stockholders.

      To determine a range for our overall valuation based on a theoretical stand-alone scenario, Houlihan Lokey Financial Advisors considered the average of the valuation indications from the going concern scenario as well as the average of the valuation indications from both the going concern and liquidation scenarios. The following table summarizes the valuation ranges:

($ in Millions Except per Share)              Low                                 High
                                             -----                               ------
Enterprise Value                             $38.5                               $46.0

Equity Value                                 $0.0                                $3.3

Equity Value per Share(1)                    $0.00                               $0.54


-----------------------------------------
(1) All per share numbers are on a pre-reverse split basis.

         VALUE IMPLIED BY PRECEDENT TRANSACTION SCENARIO. Houlihan Lokey Financial Advisors analyzed the value theoretically attributable to our company assuming it had consummated a sale to a third party, as of June 30, 2002, on terms similar to, but likely more favorable than, the results of our previous marketing process that ended in January 2002. In this scenario, the total consideration that would be received by us represents its enterprise value. Houlihan Lokey Financial Advisors calculated the consideration that theoretically would be available our stockholders, or its equity value, by subtracting our projected total debt and estimated transaction expenses and bank fees from the total consideration. To create a range of valuation indications, Houlihan Lokey Financial Advisors considered ranges of total consideration that theoretically would have been payable under the highest proposal received as well as ranges in transaction expenses and bank fees. The following table summarizes the valuation ranges:

($ in Millions Except per Share)                         Low                      High
                                                        -----                   -------
Enterprise Value                                        $48.0                    $52.0

Equity Value                                            $0.3                     $3.0

Equity Value per Share(1)                               $0.05                    $0.49

-----------------------------------
(1) All per share numbers are on a pre-reverse split basis.

      VALUE IMPLIED BY THE RECAPITALIZATION PLAN. Houlihan Lokey Financial Advisors analyzed the valuation of our company implied by the terms of the recapitalization plan. In this approach, the equity value per share and our aggregate equity value are determined by the purchase price of $0.50 per share (on a pre-reverse split basis) specified in the recapitalization plan. Houlihan Lokey Financial Advisors calculated the enterprise value of our company according to the formula discussed above, using our pro forma total debt and cash balance projected as of June 30, 2002. Our implied enterprise value and implied equity value were calculated to be approximately $49.4 million and $24.6 million, respectively.

      VALUE BASED ON TRANSACTION CONSUMMATION. Houlihan Lokey Financial Advisors analyzed the value realistically attributable to us assuming we consummated the recapitalization plan. Under this assumption, we would continue as a going concern following the consummation of the recapitalization plan and have the financial flexibility to implement its business plan and achieve the financial projections prepared by our management. Houlihan Lokey Financial Advisors analyzed the value of our company using three widely used valuation methodologies, the market multiple methodology, the comparable transaction methodology, and the discounted cash flow methodology.

      In this approach, the procedures used to perform the market multiple methodology and the comparable transaction methodology are as discussed above. The market multiple methodology produced a range of indicated enterprise value of $43.0 million to $53.0 million. The comparable transaction methodology produced a range on indicated enterprise values of $43.0 million to $54.0 million.

      A brief description of the discounted cash flow methodology is set forth below.

      DISCOUNTED CASH FLOW METHODOLOGY. The discounted cash flow methodology provides a valuation of a company based on the present value of the cash flows generated by the company over time. The cash flows analyzed are the projected cash flows of the company's ongoing business operations after the effects of taxes, working capital changes, and capital expenditures have been taken into consideration. These cash flows are projected by the company's management. The cash flows for all periods following the last projected period are represented by a single cash flow called a terminal value, which is based on the final period's earnings multiplied by an appropriate valuation multiple called a terminal multiple. To calculate the present value of these cash flows, the total cash flow for each projected period is multiplied by a factor called a discount factor that discounts that cash flow depending on how far in the future the cash flow occurs. Cash flows that are projected to occur later in time are discounted more. The discount factor for a given time period also depends on another quantity, expressed as a percentage, called a discount rate that determines by how much the cash flow is discounted. Higher discount rates produce more severe discounts. Discount rates are selected based on an inspection of the weighted average costs of capital for the company's publicly traded comparable companies. A company's weighted average cost of capital is an average rate of return, expressed as a percentage, that is observed for that company's securities based on the interest rates of its debt securities and the volatility of the price of its common stock in the public market.

      In the discounted cash flow methodology, Houlihan Lokey Financial Advisors considered different scenarios with respect to certain projects reflected in the company's financial projections that impacted the projected cash flows. Houlihan Lokey Financial Advisors selected a terminal value based on a terminal multiple of 6.5x multiplied by our projected earnings before interest, taxes, depreciation and amortization for 2006, the last projected period. Houlihan Lokey Financial Advisors selected a discount rate of 9.5% based on an analysis of the weighted average costs of capital for our comparable companies. Houlihan Lokey Financial Advisors considered a range of terminal multiples and discount rates. The discounted cash flow methodology produced a range of indicated enterprise values of $55.0 million to $75.0 million.

      In addition to analyzing the enterprise value of our company based on the transaction scenario, Houlihan Lokey Financial Advisors analyzed the present value attributable to tax savings that we could realize based on our significant net operating loss carryforwards. To calculate the present value of these tax savings, Houlihan Lokey Financial Advisors used a discounted cash flow methodology and discounted the estimated cash tax expenses we could incur without the benefit of our net operating loss carryforwards. Houlihan Lokey Financial Advisors selected a discount rate of 12% and did not consider any benefit of tax savings occurring beyond 2006.

      Houlihan Lokey Financial Advisors also analyzed the impact on our equity value of different scenarios with respect to the contemplated rights offering. Houlihan Lokey Financial Advisors considered scenarios in which 100%, 50%, and 0% of the rights issued are exercised by their original recipients, other than TCW and Oaktree. Houlihan Lokey Financial Advisors also considered scenarios in which TCW and Oaktree do and do not exercise any unexercised rights as well as a scenario in which the rights offering does not occur.

      The following table summarizes the ranges of valuations under this approach, based on different rights offering scenarios. The ranges for equity values reflect the range of midpoints calculated in the different rights offering scenarios considered.

($ in Millions Except per Share)                        Low                      High
                                                       -----                    ------
Enterprise Value                                        $49.0                   $64.0

Equity Value                                            $13.2                    $45.5

Equity Value per Share(1)                               $0.70                    $1.31


--------------------------------
(1) All per share numbers are on a pre-reverse split basis.

      In addition to analyzing our enterprise value and equity value, Houlihan Lokey Financial Advisors compared the terms of the securities to be issued in the recapitalization plan with the terms of a set of securities deemed to be comparable. Houlihan Lokey Financial Advisors analyzed the terms of 49 convertible debt securities with warrants and 64 convertible debt securities without warrants issued between January 2001 and May 2002. In addition, Houlihan Lokey Financial Advisors analyzed the terms of 146 convertible preferred stock securities but deemed such securities to be, on a relative basis, less applicable given that (i) the majority of the aggregate face amount of securities to be issued in the recapitalization plan was convertible debt as opposed to convertible preferred stock and (ii) the term of the securities to be issued in the recapitalization plan was more similar to the median term of the convertible debt securities considered than the median term of the convertible preferred securities considered. Houlihan Lokey Financial Advisors observed that the terms of the securities to be issued in the recapitalization plan generally were within the range of terms observed in the set of securities considered.

      The summary of these analyses is not a complete description of the analyses performed by Houlihan Lokey Financial Advisors. Preparing a fairness opinion is a complex analytic process and is not readily summarized or described partially. Houlihan Lokey Financial Advisors believes that its analyses must be considered as a whole. Selecting portions of its analyses without considering all analyses could create a misleading or incomplete view of the processes underlying the analyses and Houlihan Lokey Financial Advisors' opinion.

         In its analyses, Houlihan Lokey Financial Advisors made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond our control. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis do not necessarily indicate actual values or predict future results or values. Such actual values or future results or values may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses or securities are not appraisals and do not reflect the prices at which the businesses or securities may actually be sold or the prices at which their securities may trade. As a result, these analyses and estimates are inherently subject to substantial uncertainty.

OUR REASONS FOR THE RECAPITALIZATION PLAN AND RECOMMENDATION OF OUR BOARD OF DIRECTORS

      Our board of directors has unanimously approved the recapitalization plan. The board believes that the terms of the recapitalization plan are fair to our stockholders and in the best interests of our company and our stockholders and, therefore, recommended that our stockholders approve the recapitalization plan. Our board of directors based their recommendation on the following factors:

      - the necessity to enter into a new credit facility as our current facility was expiring;

      - the fact that our stockholders would have the ability to participate in a rights offering enabling them to purchase shares of our common stock on the same terms as the Oaktree and TCW and avoid dilution;

      - the results of the board of director's market solicitation conducted by Houlihan Lokey Financial Advisors, our financial advisors, to determine whether there were other strategic alternatives for our company;

      - the written opinion of Houlihan Lokey Financial Advisors, financial advisors to the board, dated June 25, 2002, that, based on the considerations set forth in the opinion, the recapitalization plan is fair from a financial point of view to our company and our stockholders;

      - the information and presentations by our management and legal and financial advisors concerning the results of their business and legal due diligence;

      - the benefit that we would remain a public entity after the recapitalization plan was completed providing continued liquidity to our stockholders; and

      - the terms of the Series A preferred stock and 12% convertible notes and the related rights offering.

      Our board of directors also considered the potential adverse effects and risks associated with the recapitalization plan, and concluded that the potential benefits of the recapitalization plan outweighed the potential adverse effects and risks. The list of potential adverse effects and risks considered by our board included, but was not limited to, the following:

      - the risk that the Series A preferred stock and 12% convertible notes would not be converted into shares of our common stock;

      - the risk that if the public stockholders did not exercise their right to purchase additional shares of our common stock in the rights offering they would experience substantial dilution; and

      - the risk that even if the rights offering is completed, we would not have an active trading market for our common stock and thus our stockholders would have limited liquidity.

      This discussion of the information and factors considered by our board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of material factors considered in connection with the evaluation of the recapitalization plan, our board of directors did not find it practicable to quantify or otherwise assign relative weights or rank to the factors it considered in approving the transactions. In considering the factors described above, individual members of our board may have given different weight to various ones. Instead, our board of directors considered all these factors as a whole and overall considered them to be favorable and to support its recommendation.

      Our board of directors was aware that some directors have interests in the recapitalization plan that are separate from the interests of our stockholders generally. Therefore, our board of directors created a special committee of independent directors to review the recapitalization plan and make a recommendation to our board of directors on the recapitalization plan.

      The foregoing discussion of the information and factors considered by our board of directors is not meant to be exhaustive, but includes the principal factors considered by our board. Our board of directors did not specifically adopt the conclusions of the opinion of our financial advisors. The fairness opinion relating to the recapitalization plan was only one of many factors considered by our board in their evaluation of the recapitalization plan.

      In light of the variety of factors considered by our board of directors, our board did not quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination. However, in the view of our board of directors, the potentially negative factors they considered were not sufficient, either individually or collectively, to outweigh the positive factors relating to the recapitalization plan. Consequently, after considering all of the factors set forth above, together with an analysis of the presentations of management and our legal and financial advisors, our board determined that the terms and conditions of the recapitalization plan are fair and in the best interest of our company and our stockholders.

NEW CREDIT FACILITY

      In connection with the recapitalization plan, we also entered into a five-year, $45 million credit facility, agented by CapitalSource Finance, consisting of a $12.5 million term loan and a $32.5 million revolving credit component. In conjunction with the new facility, we issued to CapitalSource Holdings, an affiliate of CapitalSource Finance, 31,910 shares (on a post-reverse split basis) of redeemable common stock on June 28, 2002. Moreover, we are committed to issue to CapitalSource Holdings approximately 221,444 additional shares (on a post-reverse split basis) of redeemable common stock upon completion of the rights offering described below with the effect that, as of the date hereof and upon completion of the rights offering, CapitalSource Holdings will hold 253,354 shares of our common stock. If no shares are purchased pursuant to the rights offering, the CapitalSource Holdings shares would represent approximately a 4.9% interest in our issued and outstanding shares of common stock (including 233,000 shares granted to our executive officers and non-employee directors and assuming 100,000 options granted to non-employee directors are fully exercised). If the rights offering is fully subscribed, CapitalSource Holding's interest in our common stock would be reduced to approximately 3.8% (including 233,000 shares granted to our executive officers and non-employee directors and assuming 100,000 options granted to non-employee directors are fully exercised). The common stock issued to our lender is considered redeemable in that a future termination in full of this new credit facility, CapitalSource Holdings has the right to require us to repurchase all the shares issued to CapitalSource Holdings at a price per share that is dependent on certain measures of cash flow, debt, and cash at a future date. At the close of the rights offering, our theoretical repurchase obligation on account of all shares issued or to be issued to CapitalSource Holdings was approximately $1.2 million. All shares issued to CapitalSource Holdings will be recorded as redeemable common stock and as a cost of financing within deferred financing fees, amortized over the life of the credit facility.

SALE OF CONVERTIBLE NOTES

      Pursuant to the purchase agreement, TCW and Oaktree have purchased for cash from us $10,000,000 principal amount of 12% convertible notes due June 15, 2005. Upon the closing of the rights offering (as discussed below), the convertible notes will be converted into shares of our common stock at the rights offering price of $5.00 per shares (on a post-reverse split basis). If a material adverse change occurs prior to the completion of the rights offering (which shall include an actual or prospective default under our debt agreements and the actual or threatened loss of a key employee), TCW and Oaktree will not be required to convert their 12% convertible notes. If the rights offering is completed by December 23, 2002, then TCW and Oaktree will receive 2,000,000 shares of our common stock (on a post-reverse split basis) upon conversion of the 12% convertible notes held by such entities plus between

53,666 and 116,666 additional shares of common stock, depending on the amount of proceeds received from exercises of the rights to cover $583,333 of accrued interest, which would then be owing on account of the 12% convertible notes.

NOTE EXCHANGE

      TCW and Oaktree, in connection with the purchase agreement, received
822.6696 shares of newly-issued Series A preferred stock, $10,000 per share liquidation preference, in exchange for all of their previously existing and outstanding interests in the 12% exchangeable notes of UnionTools, which represented the total amount of principal and accrued interest on the exchangeable notes.

SERIES A PREFERRED STOCK

      The Series A preferred stock has an initial aggregate liquidation preference equal to $8,226,696 and accrues dividends at a 12% annual rate. The Series A preferred stock becomes mandatorily convertible into common stock at the rights offering price of $5.00 per share (on a post-reverse split basis) upon the closing of the rights offering (as discussed below) based on the liquidation preference and accrued dividends owing thereon as of the closing date of the rights offering. If a material adverse change occurs prior to the completion of the rights offering (which shall include an actual or prospective default under our debt agreements and the actual or threatened loss of a key employee), TCW and Oaktree will not be required to convert their Series A preferred stock. If the rights offering is completed on December 23, 2002, then TCW and Oaktree will receive 1,645,338 shares of our common stock upon conversion of the preferred stock held by such entities plus an additional 95,978 shares of our common stock in respect of $479,891 of accrued dividends which would then be owing on account of such preferred stock as of that date.

AMENDMENT TO CERTIFICATE OF INCORPORATION INCREASING THE NUMBER OF AUTHORIZED SHARES

      In order to facilitate the transactions contemplated by the purchase agreement, including the possible issuance of shares of our common stock pursuant to the 12% convertible notes and Series A preferred stock, we were required to amend our certificate of incorporation to increase the number of authorized shares of our common stock from 20,000,000 to 200,000,000.

REVERSE STOCK SPLIT

      Before consummation of the rights offering, we effected a 1-for-10 reverse stock split on November 21, 2002. Assuming no exercise of rights, there will be approximately 5.1 million shares of common stock (including 233,000 shares granted to our executive officers and non-employee directors) outstanding. Additionally, upon consummation of the reverse stock split, the number of authorized shares of common stock was decreased from 200,000,000 to 20,000,000.

RESTRICTED STOCK GRANT; GRANT OF OPTIONS TO NON-EMPLOYEE DIRECTORS

      Upon completion of the rights offering, options to purchase approximately 88,565 shares of our common stock that are held by certain key employees and by all directors will be cancelled. We will issue 233,000 shares of our common stock (the "Restricted Stock Shares") to certain key employees and non-employee directors. Grants of the Restricted Stock Shares to key employees will be made under our 1997 Stock Incentive Plan and grant to the non-employee directors will be made under our 1997 Non-Employee Director Stock Option Plan. The Restricted Stock Shares will vest one-third on the date of grant, one-third on June 30, 2003, and one-third on June 30, 2004. The issuance of the Restricted Stock Shares at the completion of the rights offering would represent approximately 4.5% of our outstanding common stock if no rights are exercised and approximately 3.4% of our outstanding common stock if the rights offering is fully subscribed (assuming 100,000 options granted to non-employee directors are fully exercised). Vesting of the Restricted Stock Shares may accelerate upon a change of control on sale of our Company, termination without cause, or upon death or permanent disability.

      Additionally, non-employee directors will be granted in the aggregate options to purchase 100,000 shares of our common stock (20,000 shares each) at an exercise price of $5.00 per common share upon completion of the rights offering. The options will vest as follows: one-half of the option granted to each non-employee director will vest on June 30, 2003, with the remaining portion of the option to vest of June 30, 2004. Vesting may be accelerated in certain circumstances including a change in control.

      The table below sets forth the names and number of shares of Restricted Stock (on a post-split basis) each executive officer, non-employee director and director nominee will receive (on a post-split basis):

                                        Number of Shares of        Number of Options         Range of Exercise
                 Name                    Restricted Stock              Cancelled                   Price
         -----------------------------------------------------------------------------------------------------
         William W. Abbott                    30,000                    14,282.0             $12.50 - $102.50
         Vincent J. Cebula                    22,500                     972.3                    $15.00
         John J. Kahl, Jr.                    12,500                    3,333.4                   $15.00
         James R. Lind                        22,500                       *                        --
         John L. Mariotti                     12,500                    3,333.4                   $15.00
         A. Corydon Meyer                     83,500                    41,904.7              $5.80 - $22.50
         John G. Jacob                        21,500                    10,765.1              $12.50 - $48.10
         Gary W. Zimmerman                    20,000                    10,000.0              $5.80 - $12.50
         Carol B. LaScala                      8,000                    4,020.0               $12.50 - $30.00


      * Mr. Barrett's options for 4,282.0 shares will be cancelled in connection with the issuance of the shares of restricted stock to Mr. Lind.

USE OF PROCEEDS FROM SALE OF CONVERTIBLE NOTES

      We advanced $10,000,000 to UnionTools that it applied, together with borrowings under a new secured credit facility agented by CapitalSource Finance, as payment of all outstanding obligations of UnionTools due and payable under the then existing revolving loan and term loan agreements. Contemporaneously with repayment of existing bank borrowings, UnionTools reimbursed Houlihan Lokey Capital for remaining expenses that were unpaid and paid Houlihan Lokey Financial Advisors and its affiliates $1,200,000 in connection with financial advisory work and the fairness opinion on behalf of us and our stockholders, of which $600,000 was paid in cash and $600,000 pursuant to the HLHZ Investments, LLC 12% convertible note.

      Any convertible notes (which includes notes held by TCW and Oaktree and the HLHZ Investments, LLC note) that remain outstanding upon completion of the rights offering (together with any accrued interest remaining thereon), shall be automatically converted into shares of our common stock at the rate equal to the $5.00 per share exercise price of the rights. Assuming that the rights offering is completed on December 23, 2002 and that there are no subscriptions for shares thereunder, HLHZ Investments, LLC will receive 127,000 shares of our common stock upon conversion of its 12% convertible notes representing approximately a 2.5% interest in our outstanding common stock (including 233,000 shares granted to our executive officers and non-employee directors and assuming 100,000 options granted to non-employee directors are fully exercised). To the extent that there are purchases of shares in connection with the rights offering, the shares of our common stock issuable to HLHZ Investments, LLC shall be reduced such that, if at least $635,000 is raised thereby, the HLHZ Investments, LLC 12% convertible note will be repaid in full and Houlihan Lokey Financial Advisors and their affiliates will retain no ownership interest in our common stock.

THE RIGHTS

      Each holder of our common stock as of the close of business on the record date of November 21, 2002, will receive the right to purchase 1,000 shares of our common stock for every 100 shares of common stock owned at that time, at a purchase price of $5.00 per whole share after giving effect to our 1-for-10 reverse stock split. The number of rights issued to stockholders is not affected by our reverse stock split. Stockholders are not obligated to exercise any rights, and may exercise less than all of their rights. However, stockholders may not exercise their rights for fractional shares of our common stock. On November 25, 2002, the last reported sales price for our common stock on the Nasdaq SmallCap Market was $3.50 per share.

      The rights entitle the holders thereof to purchase 1,000 shares of post reverse stock split for every 100 shares of common stock held as of the close of business on November 21, 2002. For example, if you held 111 shares of our common stock of record as of the close of business on November 21, 2002, you have the right to purchase 1.11 x 1,000 = 1,110 shares of our common stock in this offering.

      We will not issue fractional shares. If the number of shares of common stock you held on the record date would have resulted in your receipt of rights exercisable for fractional shares, the number of shares you may purchase pursuant to your rights will be rounded down to the nearest whole right.

SUBSCRIPTION PRICE

      The subscription price for this rights offering is $5.00 per share payable in cash. All payments must be cleared on or before the expiration date. Any exercise will be null and void if corresponding payments do not clear by the expiration date.

SUBSCRIPTION RIGHT

      You are entitled to purchase one share of common stock at a price of $5.00 per whole share for every right issued to you.

PURCHASE RIGHT OF CAPITALSOURCE HOLDINGS, TCW, AND OAKTREE

      CapitalSource Holdings, TCW, and Oaktree have agreed that they will not exercise their rights; however, during the 30-day period following the completion of the rights offering, TCW and Oaktree will have the right, at their election, to purchase from us newly-issued shares at price of $5.00 per share for a number of shares equal to the number of rights that remain unexercised at the time of the expiration of the rights offering. Representatives of Oaktree have made no determination as of the date of this prospectus as to whether they intend to exercise all or any portion of this right. Representatives of TCW have indicated that TCW does not intend to exercise any of its purchase rights as of the date of this prospectus.

NO BOARD INVESTMENT RECOMMENDATION TO STOCKHOLDERS

      Our board of directors does not make any recommendation to you about whether you should exercise any rights. In making the decision to exercise or not exercise your rights, you must consider your own best interests.

      If you choose not to exercise your subscription rights in full, your relative ownership interest and voting interest of our company may be diluted depending on the extent other stockholders exercise their rights. If you exercise your rights, you risk investment loss on new money invested. The trading price of our common stock may decline below the subscription price. We cannot assure you that the trading price for our common stock will not decline to a price that is below the subscription price during or after this rights offering.

EXPIRATION TIME AND DATE

      The rights may be exercised beginning as of the date of this prospectus and expire at 5:00 p.m., New York City time, on the expiration date referenced on the cover of this prospectus. Rights not exercised by the expiration date will be null and void.

      In order to exercise rights in a timely manner, the rights agent must receive, prior to the expiration date, the properly executed and completed rights certificate or "Form of Notice of Guaranteed Delivery," together with full payment for all shares you wish to purchase. Any exercise will be null and void if corresponding payments do not clear by the expiration date.

NO REVOCATION

      You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment.

TRANSFERABILITY OF RIGHTS

      The rights are not transferable and may be exercised only by the persons to whom they are issued. Any attempt to transfer your rights will render them null and void.

EXTENSION, WITHDRAWAL AND AMENDMENT

      We may not cancel or amend the rights offering unless required by applicable law or regulation of any entity with authority over us.

EXERCISE ONLY BY RECORD HOLDERS

      We are sending a rights certificate to each record holder along with this prospectus and related instructions. Each record holder's rights certificate indicates the maximum number of whole shares such record holder may purchase pursuant to the rights issued to such record holder. In order to exercise rights, you must fill out and sign the rights certificate and deliver it with full payment for the shares to be purchased in a timely fashion. Only the holders of record of our common stock as of the close of business as of the record date may exercise rights. You are a record holder for this purpose only if your name is registered as a stockholder with our transfer agent, American Stock Transfer & Trust Company, as of the record date.

      A depository bank, trust company, or securities broker or dealer that is a record holder for more than one beneficial owner of shares may exercise rights held as of the record date by their beneficial owners as of the record date.

      If you own shares held in a brokerage, bank, or other custodial or nominee account, in order to exercise your rights you must promptly send the proper instruction form to the person holding your shares. Your broker, dealer, depository, or custodian bank or other person holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise your rights. We have asked your broker, dealer, or other nominee holders of our stock to contact the beneficial owners to obtain instructions concerning rights the beneficial owners it represents are entitled to exercise.

FOREIGN AND UNKNOWN ADDRESSES

      We are not mailing rights certificates to stockholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the rights certificates will be held by the rights agent for those stockholders. To exercise their rights, these stockholders must notify the rights agent on or before the third business day prior to the expiration date.

RIGHT TO BLOCK EXERCISE DUE TO REGULATORY ISSUES

      We reserve the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state, federal, or foreign regulatory authorities for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained. We are not undertaking to pay any expenses incurred in seeking such clearance or approval.

      We are not offering or selling, or soliciting any purchase of, shares in any state or other jurisdiction in which this rights offering is not permitted. We reserve the right to delay the commencement of this rights offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer rights to residents of any state or other jurisdiction whose law would require a change in this rights offering in order to carry out this rights offering in such state or jurisdiction.

PROCEDURE TO EXERCISE RIGHTS

      Please do not send rights certificates or related forms to us. Please send the properly completed and executed form of rights certificate with full payment to the rights agent for this rights offering.

      You should read carefully the rights certificate and related instructions and forms which accompany this prospectus. You should call American Stock Transfer & Trust Company, at the address and telephone number listed below under the caption "-- Questions and Assistance Concerning the Rights" promptly with any questions you may have.

      You may exercise your rights by delivering to the rights agent at the address specified below and in the instructions accompanying this prospectus, on or prior to the expiration date:

      - Properly completed and executed rights certificate(s) which evidence your rights. See "-- Delivery of Rights Certificate" below for instructions on where to send these; and

      - Payment in full of the subscription price for each share of our common stock you wish to purchase pursuant to the subscription right. See "-- Required Forms of Payment of Subscription Price" below for payment instructions.

REQUIRED FORMS OF PAYMENT OF SUBSCRIPTION PRICE

      The subscription price is $5.00 per share subscribed for, payable in cash. All payments must be cleared on or before the expiration date. If you exercise any rights, you must deliver to the rights agent full payment in the form of:

      - a certified check or bank draft drawn on a U.S. bank, or a U.S. postal, telegraphic or express money order, payable to "American Stock Transfer & Trust Company, as rights agent"; or

      - a wire transfer of immediately available funds to the account maintained by the rights agent for this rights offering. If you desire to make payment by wire transfer, you must contact American Stock Transfer & Trust Company, at (718) 921-8200, to receive a "Wire Authorization Form."

      In order for you to timely exercise your rights, the rights agent must actually receive the subscription price before the expiration date. Any exercise will be null and void if corresponding payments do not clear by the execution date. We are not responsible for any delay in payment by you.

DELIVERY OF RIGHTS CERTIFICATE AND OTHER DOCUMENTS

      All rights certificates, payments of the subscription price, nominee holder certifications, and notices of guaranteed delivery, to the extent applicable to your exercise of rights, must be delivered to the rights agent as follows:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York  10038

      Eligible institutions may deliver "Notice of Guaranteed Delivery" forms by facsimile transmission. The rights agents' facsimile number is (718) 234-5001. You should confirm receipt of all facsimiles by calling (718) 921-8200.

SPECIAL PROCEDURE UNDER "NOTICE OF GUARANTEED DELIVERY FORM"

      If you wish to exercise rights but cannot ensure that the rights agent will actually receive the executed rights certificate before the expiration date, you may alternatively exercise rights by causing all of the following to occur within the time prescribed:

      - Full payment must be received by the rights agent prior to the expiration date for all of the shares of our common stock you desire to purchase pursuant to the subscription right.

      - A properly executed "Notice of Guaranteed Delivery" substantially in the form distributed by us with your rights certificate and accompanied by a Medallion Guaranty must be received by the rights agent at or prior to the expiration date.

      - The "Notice of Guaranteed Delivery" form must be executed by both you and one of the following:

            -     a member firm of a registered national securities exchange,

            - a member of the National Association of Securities Dealers, Inc. (NASD),

            - a commercial bank or trust company having an office or correspondent in the United States, or

            - other eligible guarantor institution qualified under a guarantee program acceptable to the rights agent.

            The co-signing institution must provide a Medallion Guaranty on the Notice of Guaranteed Delivery guaranteeing that the rights certificate will be delivered to the rights agent within three business days after the date of the form. Your Notice of Guaranteed Delivery form must also provide other relevant details concerning the intended exercise of your rights.

      - The properly completed rights certificate(s) with any required signature guarantee must be received by the rights agent within three business days following the date of the related Notice of Guaranteed Delivery.

      - If you are a nominee holder of rights, the "Nominee Holder Certification" must also accompany the Notice of Guaranteed Delivery.

      A Notice of Guaranteed Delivery may be delivered to the rights agent in the same manner as rights certificates at the addresses set forth above under the caption "-- Delivery of Rights Certificate" or facsimile transmission.

      Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the rights agent, whose address and telephone number were previously listed under the caption "-- Delivery of Rights Certificate and Other Documents."

INCOMPLETE FORMS; INSUFFICIENT OR EXCESS PAYMENT

      If you do not indicate on your rights certificate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we will accept the subscription forms and payment only for the maximum number of rights that may be exercised based on the actual payment delivered.

PROHIBITION ON FRACTIONAL SHARES

      You may not purchase fractional shares pursuant to the rights. We will accept any inadvertent subscription indicating a purchase of fractional shares by rounding down to the nearest whole share and, as soon as practicable, refunding without interest any payment received for a fractional share.

INSTRUCTIONS TO NOMINEE HOLDERS

      If you are a broker, trustee, or depository for securities or other nominee holder for beneficial owners of our common stock, we are requesting that you contact such beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.

      To the extent so instructed, nominee holders should complete appropriate rights certificates on behalf of beneficial owners and submit them on a timely basis to the rights agent with the proper payment.

RISK OF LOSS ON DELIVERY OF RIGHTS CERTIFICATE FORMS AND PAYMENTS

      Each holder of rights bears all risk of the method of delivery to the rights agent of rights certificates and payments of the subscription price. If rights certificates and payments are sent by mail, you are urged to send these by registered mail, properly insured, with return receipt requested, and to allow a sufficient number of days to ensure delivery to the rights agent and clearance of payment prior to the expiration date.

HOW PROCEDURAL AND OTHER QUESTIONS ARE RESOLVED

      We are entitled to resolve all questions concerning the timeliness, validity, form, and eligibility of any exercise of rights. Our determination of such questions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

      Rights certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor the rights agent have any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or any other required document. Neither we nor the rights agent will incur any liability for failure to give such notification.

      We reserve the right to reject any exercise of rights if the exercise does not comply with the terms of this rights offering or is not in proper form or if the exercise of rights would be unlawful or materially burdensome.

ISSUANCE OF STOCK CERTIFICATES

      Stock certificates for shares purchased in this rights offering will be issued promptly after the expiration date. The rights agent will deliver subscription payments to us only after consummation of this rights offering and the issuance of stock certificates to our stockholders that exercised rights. Unless you instruct otherwise in your rights certificate form, shares purchased by the exercise of rights will be registered in the name of the person exercising the rights.

QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS

      You should direct any questions, requests for assistance concerning the rights or requests for additional copies of this prospectus, forms of instructions or the Notice of Guaranteed Delivery to our rights agent American Stock Transfer & Trust Company, at (718) 921-8200. Banks and brokers should call D.F. King & Co., Inc. at (800) 431-9633.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following discussion is a summary of the material United States federal income tax consequences of this rights offering to the holders of our common stock that hold such stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code and the laws, regulations, rulings, and decisions in effect on the date of this prospectus, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Generally, for federal income tax purposes, an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary personal representative.

      This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders of outstanding convertible preferred stock, options, or restricted stock, holders who are dealers in securities or foreign currency, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

      We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of this rights offering or the related share issuance. The following summary does not address the tax consequences of the rights offering or the related shares issuance under foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF COMMON STOCK SHOULD CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE RIGHTS OFFERING OR THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

      The federal income tax consequences for a holder of common stock on a receipt of subscription rights under the rights offering should be as follows:

      - Receipt of the Rights. A holder should not recognize taxable income for federal income tax purposes in connection with the receipt of the subscription rights in the rights offering.

      - Exercise of the Rights; Basis and Holding Period of the Common Stock. Holders of the rights will not recognize any gain or loss upon the exercise of the rights. The tax basis of the shares of our common stock acquired through the exercise of the rights will be equal to the sum of the subscription price for such rights and the holder's tax basis in the rights if any. An allocation to the rights of a portion of the tax basis of the common stock with respect to which the rights are distributed should not be made unless (i) the fair market value of the rights equaled at least 15% of the fair market value of such stock at the time of distribution, or (ii) you file with your tax return a statement of election to allocate the tax basis between such stock and the rights in proportion to their fair market values. The holding period for the shares acquired through the exercise of the rights will begin on the date that the rights are exercised.

      - Lapse of the Rights. A holder that allows the subscription rights received in the rights offering to expire should not recognize any gain or loss, and the tax basis of the common stock owned by such holder with respect to which such subscription rights were distributed should be equal to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering.

      - Sale of Common Stock. The sale of common stock acquired through the exercise of the rights will result in the recognition of capital gain or loss to the holder in an amount equal to the difference between the amount realized and the holder's tax basis in the common stock sold. The gain or loss will be long-term capital gain or loss if the common stock is held for more than one year.

      - Information Reporting and Backup Withholding. Information reporting may apply to a holder that is not a corporation (or other exempt recipient) to any dividend payments on common stock received upon the exercise of the rights and to payments on the proceeds of a sale of the common stock. A backup withholding tax rate of 30% (subject to periodic reduction through 2006) may apply to these payments unless the holder provides a correct taxpayer identification number ad otherwise complies with the backup withholding requirements.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the selling stockholders and their common stock ownership before and after their proposed sale of their shares. Our company will not receive any of the proceeds from the sale of the selling stockholders' common stock. The notes to the table describe, among other matters, the existing and former relationships of each selling stockholder to our company.

                                               Beneficial ownership              Amount       Beneficial
                                                 before offering                of common     ownership
                                       ------------------------------------      stock to       after
Name                                   Direct         Other            %(1)     be offered     the Sale
----                                   ------         -----            ----     ----------    ----------
CapitalSource Holdings, LLC(2)         31,910        221,444(3)        5.0%       253,354           0

HLHZ Investments, LLC(4)                    0        127,000(5)        2.5%       127,000           0

----------

(1) Based upon 5,079,063 shares of our common stock outstanding on December 23, 2002, including no exercise of any rights.

(2) We entered into a five-year, $45 million credit facility with CapitalSource Finance (an affiliate of CapitalSource Holdings), consisting of a $12.5 million term loan and a $32.5 million revolving credit component.

(3) Represents the number of additional shares that we are committed to issue to CapitalSource Holdings upon completion of the rights offering assuming that the rights offering is completed on December 23, 2002.

(4) Houlihan, Lokey, Howard & Zukin, Inc., an affiliate of HLHZ Investments, LLC, acted as our financial adviser in connection with our recapitalization.

(5) Represents shares of common stock that will be issued upon conversion of 12% convertible notes at the close of the rights offering assuming that the rights offering is completed on December 23, 2002, and that no rights are exercised thereby.

                          DESCRIPTION OF CAPITAL STOCK

      As of November 21, 2002, our authorized capital stock consisted on 20,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.001 par value, of which 827 shares have been designated as Series A Convertible preferred stock. As of November 21, 2002, we had 639,737 shares of common stock outstanding and 822.6696 shares of Series A convertible preferred stock outstanding.

      The following is a summary of the material terms of our capital stock. The summary does not purport to be complete or to contain all the information that may be important to you, and is qualified in its entirety by our amended and restated certificate of incorporation, bylaws, the certificate of designation for our Series A convertible preferred stock, and the purchase agreement with TCW and Oaktree. We encourage you to read the provisions of these documents to the extent they relate to your individual investment strategy.

COMMON STOCK

      Voting Rights. Each share of our common stock is entitled to one vote in the election of directors and other matters. A majority of shares of our voting stock constitutes a quorum at any meeting of stockholders. Common stockholders are not entitled to cumulative voting rights.

      Dividends. Subject to preferential rights of any outstanding shares of preferred stock and the restrictive terms of our credit agreement with CapitalSource Finance, which prohibits the payment of dividends in certain circumstances, dividends may be paid to holders of common stock as may be declared by our board of directors out of funds legally available for that purpose. We do not intend to pay dividends at the present time or in the near future.

      Liquidation. If we liquidate, dissolve, or wind-up our business, either voluntarily or not, common stockholders will receive pro-rata assets remaining after we pay our creditors and satisfy the liquidation preference to our preferred stockholders.

      Miscellaneous. Holders of common stock have no preemptive, subscription, redemption, or conversion rights.

COMMON STOCK PURCHASE RIGHTS

      On November 21, 2002, each stockholder (other than certain stockholders who have agreed to contractually waive their right to exercise rights) was granted rights, at the rate of 1,000 non-transferable rights per 100 shares of our common stock owned, to purchase one share of newly-issued common stock at $5.00 per share for each right received. Stockholders holding an aggregate of approximately 463,054 shares of our common stock out of 639,737 eligible shares have agreed that they will not exercise their rights. This means that the rights offering will be exercisable for 1,766,730 shares of our common stock (176,673 shares x 10 rights per share). The non-transferable rights become exercisable on the date of this prospectus and expire on the expiration date referenced on the cover of this prospectus.

PREFERRED STOCK

      Our amended and restated certificate of incorporation authorizes us to issue preferred stock in one or more series having designations, rights, and preferences determined from time to time by our board of directors. Accordingly, subject to applicable stock exchange rules and the terms of existing preferred stock, our board of directors is empowered, without the approval of the holders of common stock, to issue shares of preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of common stock.

      Currently, we have one series of preferred stock: the Series A convertible preferred stock. The terms of the Series A convertible preferred stock are discussed below. In some cases, the issuance of preferred stock could delay a change in control of us or make it harder to remove present management. In addition, the voting and conversion rights of a series of preferred stock could adversely affect the voting power of our common stockholders. Preferred stock could also restrict dividend payments to holders of our common stock. Although we have no present intention to create any new series or issue any additional shares of preferred stock, we could do so at any time in the future, subject to the rights of holders of our existing preferred stock.

SERIES A CONVERTIBLE PREFERRED STOCK

      Our board of directors has designated 827 shares of Series A convertible preferred stock pursuant to certificate of designation of, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions, filed with the Secretary of State of Delaware. Currently, 822.6696 shares of our Series A convertible preferred stock are outstanding, all of which are held by TCW and Oaktree.

      Voting Rights. Other than the voting and approval rights provided in the stockholder agreement between us and Oaktree, HLHZ Investments, Inc., and CapitalSource Holdings, or as required by law, the Series A preferred stockholders shall not have any voting rights.

      Dividends. The Series A convertible preferred stock bears a preferred cumulative dividend at the rate of 12% per year or, if the rights offering does not take place on or prior to December 15, 2002, at a rate of 19% per year. On September 10, 2002, TCW, Oaktree, and HLHZ Investments, Inc. agreed to waive the right to an increase in the dividend rate on the Series A preferred stock from 12% to 19% if the conversion of the Series A preferred stock had not occurred prior to December 15, 2002. The declaration or payment of dividends (other than dividends or distributions payable in stock, or split-ups or reclassifications of our stock) is subject to the terms of our credit agreement with CapitalSource Finance. So long as any shares of the Series A convertible preferred stock are outstanding, we will not pay cash dividends on our common stock or any other class of capital stock that may be authorized in the future. Dividends on our common stock paid in common stock are permitted; however, the holders of Series A convertible preferred stock are entitled to participate pari passu with the holders of the common stock in any and all dividends or other such distributions declared on the common stock, based on the number of shares of common stock that holders of the Series A convertible preferred stock would have obtained had the Series A convertible preferred stock (together with accrued buy unpaid dividends thereon) been converted in full immediately prior to the date of such dividend.

      Liquidation Preference. Each share of Series A convertible preferred stock has a liquidation preference of $10,000 per share. Any unpaid cumulative dividends will be added to the liquidation preference. If we liquidate, no distribution may be made to the holders of our common stock or the holders of any class or series of our capital stock ranking junior to the Series A convertible preferred stock until the holders of the Series A convertible preferred stock have received their preference.

      Conversion into Common Stock. Immediately upon the expiration of the rights offering, all of the Series A convertible preferred stock shall be converted into such number of shares of common stock determined by dividing the liquidation preference amount (including all accrued and unpaid dividends) by $5.00. The Series A convertible preferred stock shall not convert if any of the following occurs:

      - the threatened or actual loss or termination of one of our key employees (Cory Meyer, John Jacob, Gary Zimmerman and Carol LaScala);
      -     the occurrence of a material adverse effect; or
      - the occurrence, or likely occurrence, of a default or event of default with respect to any loan facility or loan agreement of ours or our subsidiary, UnionTools, Inc.

      If the rights offering is completed on December 23, 2002, then TCW and Oaktree will receive 1,645,338 shares of our common stock upon conversion of the preferred stock held by such entities plus an additional 95,978 shares of our common stock in respect of $479,890 of accrued dividends which would then be owing on account of such preferred stock as of that date.

      Mandatory Redemption. The Series A convertible preferred stock shall be redeemed by the Corporation on June 15, 2005, at a price per share equal to the Liquidation Preference Amount plus accrued and unpaid dividends thereon. We may redeem the Series A convertible preferred stock prior to June 15, 2005 at the same price.

TRANSFER RESTRICTIONS

      Our amended and restated certificate of incorporation contains transfer restrictions that are designed to restrict, until November 20, 2012, direct and indirect transfers of our capital stock that could result in the imposition of future limitations on our ability to use, for federal income tax purposes, Net Operating Loss Carryforwards ("NOLs") under Section 382 of the Internal Revenue Code and other tax attributes that are and will be available to us, as discussed more fully below.

      Description of the Transfer Restrictions. Article Fifth of our amended and restated certificate of incorporation generally restricts, until November 20, 2012, any direct or indirect transfer of "stock" (which term, for purposes of the transfer restrictions, includes our common stock, our preferred stock and any other equity security treated as "stock" under Section 382) if:

      - the effect would be to increase the ownership of stock by any person who during the preceding three-year period owned 4.5% or more of our stock,
      - would otherwise increase the percentage of stock owned by a "5 percent shareholder" (as defined in Section 382, substituting "4.5 percent" for "5 percent"), or
      - otherwise would cause an ownership change of our Company within the meaning of Section 382.

Transfers included under the transfer restrictions include sales to persons whose resulting percent ownership would exceed the thresholds discussed above, or to persons whose ownership of shares would by attribution cause another person to exceed these thresholds, as well as sales by persons who exceeded the thresholds prior to the transfer restrictions' becoming effective. Numerous rules of attribution, aggregation, and calculation prescribed under the Internal Revenue Code (and related regulations) will be applied in determining whether the 4.5% threshold has been met and whether a group of less than 4.5% stockholders will be treated as a "public group" that is a 5% shareholder under
Section 382. As a result of these attribution rules, the transfer restrictions could result in prohibiting ownership of our stock as a result of a change in the relationship between two or more persons or entities, or a transfer of an interest other than our stock, such as an interest in an entity that, directly or indirectly, owns our stock. The transfer restrictions may also apply to proscribe the creation or transfer of certain "options" (which are broadly defined by Section 382) in respect of our stock to the extent, generally, that exercise of the option would result in a proscribed level of ownership.

      Generally, the transfer restrictions will be imposed only with respect to the amount of our stock (or options with respect to our stock) purportedly transferred in excess of the threshold established in the transfer restrictions. In any event, the restrictions will not prevent a transfer if the purported transferee obtains the approval of the board of directors, which approval shall be granted or withheld in the sole and absolute discretion of our board of directors, after considering all facts and circumstances including but not limited to future events deemed by our board of directors to be reasonably possible. The approval may be granted to permit a transaction to raise additional capital, at a level likely to result in an ownership change, but our board of directors will weigh the risks of a limitation on the use of the NOLs against the need for additional capital before granting such approval.

      We believe that, as of the date hereof, the only stockholders that would, or may, be treated under Section 382 as beneficially owning 4.5% or more of our stock are CapitalSource Holdings, and Weyerhaeuser Master Retirement Trust, and the persons or entities controlling TCW Special Credits Trust IIIb and TCW Special Credits Fund IIIb, the persons or entities controlling TCW Special Credits Fund IV, TCW Special Credits Trust IV, TCW Special Credits Trust IVa, and TCW Special Credits Plus Fund, the persons or entities controlling TCW Special Credits Trust, the persons or entities controlling TCW Special Credits, and the persons or entities controlling OCM Principal Opportunities Fund, L.P. (the "Majority Holders"). There may be other stockholders that beneficially own 4.5% or more of our stock, although we are not aware of any such stockholders. Except as discussed below (including the discussion of our board of directors' power to waive the transfer restrictions), the transfer restrictions would restrict any other person or entity (or group thereof) from acquiring sufficient shares of our stock to cause such person or entity to become the owner of 4.5% or more of our stock, and would prohibit persons that own over 4.5% of our stock generally from increasing their ownership of our stock, without obtaining the approval of our board of directors. Notwithstanding the foregoing, the transfer restrictions shall not apply to transfers to or from entities controlled, directly or indirectly, by the Majority Holders or their affiliates. Furthermore, nothing in the transfer restrictions prohibits the Majority Holders from acquiring additional shares of our stock.

      Until November 20, 2012, all newly issued certificates representing our stock will bear the following legend: "THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTIONS PURSUANT TO ARTICLE FIFTH OF THE CERTIFICATE OF INCORPORATION OF ACORN PRODUCTS, INC." or similar legend. Our board of directors also intends to issue instructions to or make arrangements with our transfer agent to implement the transfer restrictions. The transfer restrictions provide that the transfer agent shall not record any transfer of our stock purportedly transferred in excess of the threshold established in the transfer restrictions. The transfer agent also has the right, prior to and as a condition to registering any transfers of our stock on our stock transfer records, to request an affidavit from the purported transferee of the stock regarding such purported transferee's actual and constructive ownership of our stock, and if the transfer agent does not receive such affidavit or the affidavit evidences that the transfer would violate the transfer restrictions, the transfer agent is required to notify us and not to enter the transfer in our stock transfer records. These provisions may result in the delay or refusal of certain requested transfers of our stock.

      Any direct or indirect transfer of stock attempted in violation of the restrictions would be void ab inito as to the purported transferee, and the purported transferee would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such stock, or in the case of options, receiving stock in respect of their exercise. Stock acquired in violation of the transfer restrictions is referred to as "Excess Stock."

      Excess Stock automatically will be transferred to a trustee for the benefit of a charitable beneficiary designated by us, effective as of the close of business on the business day prior to the date of the violative transfer. Any dividends or other distributions paid prior to discovery by us that the stock has been transferred to the trustee are treated as held by the purported transferee as agent for the trustee and must be paid to the trustee upon demand, and any dividends or other distributions declared but unpaid after such time shall be paid to the trustee. Votes cast by a purported transferee with respect to Excess Stock prior to the discovery by us that the Excess Stock was transferred to the trustee will be rescinded as void and recast in accordance with the desire of the trustee acting for the benefit of the charitable beneficiary. The trustee will have all rights of ownership of the Excess Stock. As soon as practicable following the receipt of notice from us that Excess Stock was transferred to the trustee, the trustee is required to sell such Excess Stock in an arms-length transaction that would not constitute a violation under the transfer restrictions. The net proceeds of the sale, after deduction of all costs incurred by us, the transfer agent and the trustee, will be distributed first to the violating stockholder in an amount equal to the lesser of such proceeds or the cost incurred by the stockholder to acquire such Excess Stock, and the balance of the proceeds, if any, will be distributed to the charitable beneficiary together with any other distributions with respect to such Excess Stock received by the trustee. If the Excess Stock is sold by the purported transferee, such person will be treated as having sold the Excess Stock as an agent for the trustee, and shall be required to remit all proceeds to the trustee (less, in certain cases, an amount equal to the amount such person otherwise would have been entitled to retain had the trustee sold such shares).

      If the violative transaction results from indirect ownership of stock, the transfer restrictions provide a mechanism that is intended to invalidate the ownership of our stock actually owned by the violating stockholder and any persons within such stockholder's control group. Only if such provisions will not be effective to prevent a violation of the transfer restrictions will ownership of stock by other persons be invalidated under the transfer restrictions.

      The transfer restrictions provide that any person who knowingly violates the transfer restrictions or any persons in the same control group with such person shall be jointly and severally liable to us for, and shall indemnify and hold us harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in or elimination of our ability to use our NOLs.

      The transfer restrictions will not apply to:

      - any transfer described in Code Section 382(1)(3)(B) (relating to transfers upon death or divorce and certain gifts) if the transferor held the stock transferred for longer than the entire three-year period preceding the date of the transfer,

      - any sale of common stock by a person who owns more than 4.5% of the outstanding common stock on the date of this proxy statement if such sale would not result in a net increase in the amount of stock owned by 5% shareholders (as determined for purposes of Section 382) during the three-year period ending on the date of such sale, provided such sale would not otherwise be prohibited under the transfer restrictions but for such transferor's ownership of our stock, and

      - any transfer which our board of directors has approved in writing, which approval may be given in the sole and absolute discretion of our board of directors after considering all facts and circumstances, including but not limited to future events the occurrence of which are deemed to be reasonably possible. Such approval may be granted to issue additional stock if the benefits of doing so outweigh the costs of limitations on the availability of the NOLs.

      We do not believe that adoption of the transfer restrictions will adversely affect the continued listing of our common stock on Nasdaq.

      Enforceability of the Transfer Restrictions. We believe the transfer restrictions are in the best interest of our company and our stockholders and are reasonable, and we will act vigorously to enforce the restrictions against all current and future holders of our stock regardless of how they vote on the transfer restrictions. Among other things, the transfer restrictions require a stockholder (and any persons in such stockholder's control group) who knowingly violates the transfer restrictions to indemnify us for any damages suffered as a result of such violation, including damages resulting from a reduction in or elimination of our ability to utilize the NOLs. Even if the transfer restrictions are approved, there can be no assurance that the transfer restrictions or portions thereof will be enforceable in Delaware courts. However, we believe the transfer restrictions are enforceable under Delaware law. Because under Delaware law, the transfer restrictions are not enforceable against a transferee of shares without knowledge of such restriction unless such restriction is stated on the share certificate, a restrictive legend will be placed on all shares of our stock.

      Further, under Delaware law, the transfer restrictions are not binding with respect to shares of our common stock issued prior to the adoption of the transfer restrictions unless the holders thereof vote in favor of the transfer restrictions.


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
      Board Power to Waive Transfer Restrictions. Our board of directors has the discretion to approve a transfer of stock that would otherwise violate the transfer restrictions. If our board of directors decides to permit a transfer that would otherwise violate the transfer restrictions, that transfer or later transfers may result in an ownership change that would limit the use of our NOLs. Our board of directors would only permit such an attempted transfer after making the determination that it is in our best interests, after consideration of the risk that an ownership change might occur and any other factors that our board deems relevant (including possible future events).

      As a result of the foregoing, the transfer restrictions serve to reduce, but not necessarily eliminate, the risk that Section 382 will cause the limitations described above on our use of certain tax attributes.

      Antitakeover Effect. Because some corporate takeovers occur through the acquiror's purchase, in the public market or otherwise, of sufficient stock to give it control of a company, any provision that restricts the transferability of shares can prevent such a takeover. The Transfer Restrictions therefore have an "antitakeover" effect because they will restrict, for up to ten years, the ability of a person or entity or group thereof from accumulating an aggregate of 4.5% or more of our capital stock and the ability of persons, entities or groups now owning 4.5% or more of our capital stock from acquiring additional securities. The Transfer Restrictions would discourage or prohibit accumulations of substantial blocks of shares for which stockholders might receive a premium above market value.

      The "antitakeover" effect of the Transfer Restrictions is not the reason for the Transfer Restrictions. Our board of directors considers the Transfer Restrictions to be reasonable and in the best interests of our Company and our shareholders because the Transfer Restrictions reduce certain of the risks that we will be unable to utilize its available NOLs. In the opinion of the board of directors, the fundamental importance to our stockholders of maintaining the availability of the NOLs to us is a more significant consideration than the "antitakeover" effect the Transfer Restrictions may have.

      Possible Effect on Liquidity. The transfer restrictions will restrict a stockholder's ability to acquire, directly or indirectly, additional stock of our Company in excess of the specified limitations. Furthermore, a stockholder's ability to dispose of our stock may be restricted as a result of the transfer restrictions, and a stockholder's ownership of our stock may become subject to the transfer restrictions upon the actions taken by related persons. The transfer restrictions may result in a decreased valuation of our common stock due to the resulting restrictions on transfers to persons directly or indirectly owning or seeking to acquire a significant block of our common stock.

DELAWARE ANTI-TAKEOVER LAWS

      Section 203 of the Delaware General Corporation Law prevents a publicly held Delaware corporation held of record by more than 2,000 stockholders from engaging in a "business combination" (as defined in Section 203) with any "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder, unless:

      - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;
      - upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock hold by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
      - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation, which is not owned by the interested stockholder.

REGISTRATION RIGHTS

      We have granted to TCW, Oaktree, CapitalSource Holdings, and HLHZ Investments, LLC (the "Registration Rights Holders") certain demand registration rights and "piggy-back" registration rights with respect to shares of our common stock held by them now or in the future. The Registration Rights Holders hold approximately 463,064 shares of common stock, in the aggregate as of November 21, 2002 and will, assuming that the rights offering is completed on December 23, 2002, hold approximately 4,669,490 shares (if all rights are exercised thereby) or approximately 6,436,220 shares (if no rights are exercised thereby and Oaktree exercises its right to purchase from us 1,766,730 newly-issued shares at a price of $5.00 per share). The Registration Rights Holders are entitled to rights with respect to the registration of their shares under the Securities Act of 1933 as follows:

      Demand Registration Rights

      Under the terms of the certain registration rights agreements, the Registration Rights Holders may require us to file a registration statement under the Securities Act of 1933 with respect to shares of common stock owned by them now or in the future, under certain circumstances, and we are required to use our reasonable best efforts to effect such a resignation. Such rights are subject to various customary cutback and holdback provisions.

      Piggy-Back Registration Rights

      If we propose to register any of our securities under the Securities Act, subject to certain exceptions, the Registration Rights Holders are entitled to notice of, and to include in the registration, shares of common stock owned by them, subject to customary cutback and holdback provisions.

                              PLAN OF DISTRIBUTION

THE RIGHTS OFFERING

      We are offering shares of our common stock directly to you pursuant to the rights issued to record holders of our common stock on November 21, 2002. We have not employed any underwriters, brokers, or dealers to solicit the exercise of subscription rights in this offering. Our directors, officers, and employees may solicit responses from you, but they will not receive any compensation for such services other than their normal directors' fees or employment compensation.

      If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the attached rights certificate and deliver it to the address included in the rights certificate on or before 5:00 p.m. on the expiration date referenced on the cover of this prospectus.

      If you hold shares of our common stock through a broker, custodian bank, or other nominee, we will ask your broker, custodian bank, or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank, or other nominee act for you. To indicate your decisions, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form." You should receive this from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

      Shares of our common stock received through the exercise of subscription rights will be reported on the Nasdaq SmallCap Market under the symbol "ACRN" as our currently outstanding shares of common stock now trade.

THE SHELF OFFERING BY SELLING STOCKHOLDERS

      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders or by their permitted transferees. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. To our knowledge, the selling stockholders have not entered into any agreement, arrangement, or understanding with any particular broker-dealer or underwriter that will participate in the offering. There is no obligation of any selling stockholder to sell any portion of their shares of common stock.

      The selling stockholders may sell shares in any of the following transactions:

      -     through broker-dealers;

      -     through agents; or

      -     directly to one or more purchasers.

      From time to time, the selling stockholders may sell their shares in one or more transactions in the over-the-counter market, on the Nasdaq SmallCap Market, or in privately negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. In addition, any shares covered by this prospectus which qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus.

      Broker-dealers and the selling stockholders who act in connection with the sale of the shares may be underwriters. Profits on any resale of the shares as a principal by such broker-dealers and selling stockholders and any commissions received by such broker-dealers may be underwriting discounts and commissions under the Securities Act.

      Any broker-dealers participating in transactions as agents may receive commissions from a selling stockholder and, if they act as agent for the purchaser of the shares, from the purchaser. Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at a price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as a principal may resell the shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and may pay to or receive from the purchasers of the shares commissions computed as described above.

      When the selling stockholders offer their shares, to the extent required, we will provide you with a prospectus supplement detailing:

      -     the aggregate number of shares being offered;

      - the terms of the offering, including the name or names of any underwriters, broker-dealers, or agents;

      - any commissions, discounts, or concessions and other items constituting compensation from the selling stockholders; and

      - any commissions, discounts, or concessions allowed or repaid to broker-dealers.

      Regulation M under the Securities Exchange Act of 1934 prohibits persons engaged in a distribution of securities from bidding or from purchasing (including offers to bid or purchase) the common stock being distributed until their distribution is completed. One of the purposes of Regulation M is to preclude persons with a financial interest in a distribution from affecting the integrity of the independent pricing mechanisms of the market for the securities that are in distribution.

      Distribution is defined broadly, distinguishing the concept from ordinary trading transactions, with certain criteria such as the magnitude of the offering and the presence of special selling efforts and selling methods. The definition applies to "shelf offerings" of securities as is the case with secondary offerings by selling stockholders from time to time in the open market at current market prices. Whether sales by the selling stockholders are deemed to be a distribution under Regulation M depends, among other factors, on the amount of securities registered, the public float, the trading volume and the presence of any special selling effort. If it is determined that a distribution exists, the bidding for and the purchasing prohibitions of Regulation M will apply to those securities being distributed by those persons participating in the distribution.

      Since there may be extended periods during which there are no selling efforts under an effective shelf-registered securities offering, the SEC believes it is unnecessary to subject issuers, broker-dealers, selling stockholders and other persons who may be deemed participating in the offering to the strict prohibitions of bidding for, purchasing or inducing others to purchase the securities subject to the distribution throughout the life of the shelf registration. In situations where a broker-dealer sells shares on behalf of a selling security holder in ordinary trading transactions into an independent market without any special selling efforts, the offering will not be considered a distribution.

      The selling stockholders have been apprised of the restrictions of Regulation M and have agreed to abide by their obligations under the Exchange Act. Nothing in this prospectus is deemed a determination as to whether this shelf-registered offering by the selling stockholders is a distribution, whether any selling stockholders may be deemed an underwriter, or at what point the prohibition relating to selling stockholders bidding for or purchasing our common stock commences or relaxes.

      The selling stockholder will pay any commissions associated with the sale of the shares. The shares offered by this prospectus are being registered to comply with contractual obligations, and we have paid the expenses of the preparation of this prospectus. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, or, if the indemnity is unavailable, to contribute toward amounts required to pay the liabilities.

                                 USE OF PROCEEDS

THE RIGHTS OFFERING

      Our net proceeds from the rights offering will depend on the number of shares that are purchased. If all shares being offered pursuant to this rights offering are sold, we estimate that the proceeds to us will be approximately $8,833,650, before payment of fees and expenses related to this offering. The first $1.1 million of net proceeds received from the rights offering will be applied in the following order:

      (1) toward payment of accrued interest and principal owing to HLHZ Investments, LLC, pursuant to a 12% convertible note, which assuming the rights offering is completed on December 23, 2002 would approximate $35,000 in total payments;

      (2)   for direct expenses of the rights offering up to $150,000; and

      (3) toward $315,000 of interest on the $10 million principal amount of convertible notes issued to existing stockholders representing funds and accounts managed by TCW and Oaktree, which interest would total $583,333 if the rights offering is completed on December 23, 2002.

      The balance of any net proceeds above the first $1.1 million will be applied to our subsidiary, UnionTools, which would, pursuant to the terms of our new credit facility, be required to apply such excess proceeds toward repayment of borrowings under the $12.5 million term loan. Direct expenses of the rights offering (if in excess of $150,000) would be funded out of borrowing under our revolving credit facility.

THE SHELF OFFERING BY SELLING STOCKHOLDERS

      The proceeds from the sale of the shares offered by a selling stockholder under this prospectus are solely for such selling stockholder who currently owns and is selling the shares under this prospectus. We will not receive any of the proceeds from the sale of these shares.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements and schedules included in our Annual report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on the report of Ernst & Young LLP, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Porter, Wright, Morris & Arthur LLP.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Because our common stock is listed on the Nasdaq SmallCap Market, you can also obtain information about us at the offices of the Nasdaq Stock Market located at 1735 K Street, N.W., Washington, D.C. 20006-1504.

      We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

      - our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2001 (filed on April 16, 2002 and amended on October 17, 2002);

      - our quarterly reports on Form 10-Q, as amended, for the quarters ended March 31, 2002 (filed on May 10, 2002), June 30, 2002 (filed on August 9, 2002 and amended on October 17, 2002), and September 29, 2002 (filed on November 13, 2002);

      - our current reports on Form 8-K, dated February 1, 2002 (filed on February 5, 2002), May 29, 2002 (filed on June 6, 2002), June 13,
            2002 (filed on June 17, 2002), June 28, 2002 (filed July 2, 2002),
            October 11, 2002 (filed on October 16, 2002), and November 21, 2002 (filed on November 22, 2002);

      - our definitive proxy statement for the annual meeting of stockholders held on November 20, 2002 (filed on October 22, 2002), in connection with our 2002 Annual Meeting of Stockholders; and

      - the description of our common stock contained in our registration statement on Form S-1 (Registration No. 333-25325) under the Securities Act of 1933, as amended, filed on April 17, 1997, which appears in the prospectus contained in the Registration Statement under the caption "Description of Capital Stock--Common Stock."

Our SEC file number is 0-22717.

      This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the securities that we are offering under this prospectus. As permitted by the SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits that we file with the SEC. You should read the registration statement and the exhibits for more information about us. In addition, statements that we make in this prospectus about any document filed as an exhibit are not necessarily complete. In each instance, you should refer to the exhibit directly. Information that we file later with the SEC and that is incorporated by reference into this prospectus will automatically update and supercede information in this prospectus.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus at no cost, by writing to or telephoning us at the following address:

                              Acorn Products, Inc.
                           390 West Nationwide Blvd.
                              Columbus, Ohio 43215
                            Attention: John G. Jacob
                                 (614) 222-4400

      You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Information on our website is not a part of this prospectus.